82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bionomics Limited

*CURRENT ADDRESS Level 1
77 King William Road
North Adelaide SA 5006
Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 24 2002
THOMSON
FINANCIAL

FILE NO. 82- 34682 FISCAL YEAR 6/30/02

* Complete for initial submissions only ** Please note name and address changes

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DATE : 9/18/02

2000 – 2001
ANNUAL REPORT

Bionomics Limited

vision and values

Within its areas of expertise, Bionomics aims to be a world leader in the business of producing validated drug targets and other gene-based products. Bionomics aims to achieve this using both the knowledge and skills of its staff and the staff in the established research institutions with which it is affiliated and a broad range of genomic, genetic and molecular and cell biology techniques accessed through those institutions.

Bionomics has established the following as a list of those things that will motivate and determine the behaviour of the Bionomics team of people:–

- The interests of shareholders as a whole.
- The opportunity to contribute to the formation of a vigorous Australian biotechnology industry and be part of the new technology base essential for South Australian and national economic growth.
- Incentives for the founders and supporters who took risks, and for the Board, senior management and scientists on whom the future success of the Company depends.
- The broader satisfaction and fulfilment for the Bionomics team that will result from achieving the Company's vision, especially in terms of the benefits to community health.
- The occupational health and safety of people associated with Bionomics.

Bionomics Limited

A clear indicator of the performance and potential of the biotechnology industry is the significant level of investment in the sector. For example, the aggregate market valuation of the listed genomics sector in the USA was at 30 June 2001 about US$60 billion.

The Australian biotechnology industry, whilst still very small on a global scale, is growing rapidly. For example, over the 18 months to 31 March 2001, the estimated number of Australian-based core biotechnology companies grew by 60 percent from 120 to 190, and the market capitalisation of the ASX listed biotechnology sector has grown by about 50 percent from $10 billion at 30 June 2000 to $15.5 billion at 30 June 2001[1].

In addition, both Federal and State Governments have, in effect, endorsed the national importance and growth prospects of the Australian biotechnology industry by increased public sector investment in the industry, together with a range of other supportive initiatives, particularly in relation to infrastructure provision and collaborative alliances.

Acknowledgement of South Australian Government Support

A specific example of this endorsement is the significant financial support by the South Australian Government towards the construction of our Research Facility, which Dr Rathjen more fully describes in her report. We gratefully acknowledge this support by the South Australian Government.

Our response to the competitive environment

We expect that there will be a significant number of additional new entrants into the genomics sector, at least some of which will be in direct competition with Bionomics. Competition has also increased further as a result of completion of the initial mapping of the human genome.

The competitive environment demands that our research programs lead to commercial success. To achieve this we have developed strategies comprised of:

- Sound business plans, an experienced team to implement those plans, and the financial capacity to do so;
- A balanced portfolio of projects in areas where there is a clear need for new medical approaches and where our technologies and people contribute to a global competitive advantage;
- Strong intellectual property protection;
- The use of strategic alliances to better access technology and know how; and,
- Alignment of the interests of our scientists and other stakeholders with those of our shareholders as a whole.

Financial Capacity

On 31 May 2001 the Company announced the placement of 3,845,097 new ordinary shares, raising $3.91 million (net of costs).

In last year's Annual Report we presented an indicative picture of cash flows over the two years to 30 June 2002.

[1]Source: "Australian Biotechnology Report 2001", authored by Ernst & Young, Freehills and Industry Science and Resources.

directory and contents

Directors

Mr Fraser Ainsworth	Chairman
Dr Deborah Rathjen	Managing Director
Dr Chris Henney	Non-Executive Director
Dr Warren Kinston	Non-Executive Director
Mr Peter Maddern	Non-Executive Director
Dr George Morstyn	Non-Executive Director

Senior Management

Dr Deborah Rathjen	Chief Executive Officer
Dr Thomas Gonda	Chief Scientist
Ms Jill Mashado	Financial Administrator & Company Secretary

Scientific Advisory Board

Professor Grant Sutherland	Co-Chair
Professor Mathew Vadas	Co-Chair
Professor Samuel Berkovic	
Professor Erkki Ruoslahti	
Professor Axel Ullrich	

Registered Office

Level 1, 77 King William Road, North Adelaide SA 5006
Telephone: +61 8 8367 0470
Fax: +61 8 8367 0467
E-mail: reception@bionomics.com.au

Share Registry

Computershare Registry Services Pty Ltd
Level 1, 115 Grenfell Street, Adelaide SA 5000

Solicitors

Johnson Winter & Slattery
211 Victoria Square, Adelaide SA 5000

Corporate Advisors

Grant Samuel Corporate Finance
Level 30, Colonial Centre, 52 Martin Place, Sydney NSW 2000

Auditors

PricewaterhouseCoopers
Santos House, 91 King William Street, Adelaide SA 5000

Patent Attorneys

Griffith Hack
167 Eagle Street, Brisbane QLD 4000

Annual General Meeting

Date: Thursday, 8 November 2001
Venue: Hyatt Regency Adelaide
Grevillea Room 1 & 2
Time: 11:00am

The provisional patent filing of BN064 moved into the international PCT stage in September 2001. Breast cancer affects one in ten women in the Western world and has a 25 percent mortality rate.

- Bionomics completed a PCT filing covering the gene known as TSG16 in November 2000. Bionomics' scientists are researching the role of TSG16 in controlling the growth of breast cancer cells.
- Bionomics announced a patent application on a third gene associated with breast cancer on 16 December 2000. The gene, TSG18, is undergoing detailed study as a breast cancer tumour suppressor gene. TSG18 is closely related to TSG16 but is located on chromosome 18.
- The quality of Bionomics' genomics technologies and gene discovery expertise was recognised in December 2000 with a Federal Government R&D Start Grant. The funding allows Bionomics to accelerate efforts on the discovery of genes associated with the most common form of epilepsy, Idiopathic Generalised Epilepsy (IGE). One in four IGE sufferers are unable to control their seizures with currently available medications.
- Bionomics' scientists discovered BN01, a gene which may enable a degree of control over the growth of breast and prostate cancer cells, in January 2001 and a patent application was filed.
- Bionomics filed patent applications covering 63 genes on human chromosome 16 in February 2001. chromosome 16 is the chromosome most implicated in sporadic breast cancer, the most frequent form of the disease.
- Angiogenesis, a critical process involved in serious diseases such as cancer and rheumatoid arthritis, became part of Bionomics' R&D project portfolio in May 2001, with the securing of world-wide rights to angiogenesis genes. Industry estimates suggest that diseases which may be treated by angiogenesis based therapies encompass 20 percent of the US$322 billion global pharmaceuticals market.
- In August 2001 Bionomics received funding in the first tranche of the Federal Government's new Biotechnology Innovation Fund scheme. The grant will boost the Company's ability to compete in the race to identify gene activity involved in the early stages of breast cancer.

Corporate Objectives for the 2001-2002 Financial Year

- To progress Bionomics' epilepsy and breast cancer gene discoveries into the international patenting phase.
- To progress the commercialisation of the Company's intellectual property.
- To seek to establish additional international alliances which will enhance the Company's ability to compete globally in genomics research.

The provisional patent filing of BN064 moved into the international PCT stage in September 2001. Breast cancer affects one in ten women in the Western world and has a 25 percent mortality rate.

- Bionomics completed a PCT filing covering the gene known as TSG16 in November 2000. Bionomics' scientists are researching the role of TSG16 in controlling the growth of breast cancer cells.
- Bionomics announced a patent application on a third gene associated with breast cancer on 16 December 2000. The gene, TSG18, is undergoing detailed study as a breast cancer tumour suppressor gene. TSG18 is closely related to TSG16 but is located on chromosome 18.
- The quality of Bionomics' genomics technologies and gene discovery expertise was recognised in December 2000 with a Federal Government R&D Start Grant. The funding allows Bionomics to accelerate efforts on the discovery of genes associated with the most common form of epilepsy, Idiopathic Generalised Epilepsy (IGE). One in four IGE sufferers are unable to control their seizures with currently available medications.
- Bionomics' scientists discovered BN01, a gene which may enable a degree of control over the growth of breast and prostate cancer cells, in January 2001 and a patent application was filed.
- Bionomics filed patent applications covering 63 genes on human chromosome 16 in February 2001. chromosome 16 is the chromosome most implicated in sporadic breast cancer, the most frequent form of the disease.
- Angiogenesis, a critical process involved in serious diseases such as cancer and rheumatoid arthritis, became part of Bionomics' R&D project portfolio in May 2001, with the securing of world-wide rights to angiogenesis genes. Industry estimates suggest that diseases which may be treated by angiogenesis based therapies encompass 20 percent of the US$322 billion global pharmaceuticals market.
- In August 2001 Bionomics received funding in the first tranche of the Federal Government's new Biotechnology Innovation Fund scheme. The grant will boost the Company's ability to compete in the race to identify gene activity involved in the early stages of breast cancer.

Corporate Objectives for the 2001–2002 Financial Year

- To progress Bionomics' epilepsy and breast cancer gene discoveries into the international patenting phase.
- To progress the commercialisation of the Company's intellectual property.
- To seek to establish additional international alliances which will enhance the Company's ability to compete globally in genomics research.

"Further good progress on creating sustainable shareholder value"

a message from the Chairman


Bionomics Chairman Mr Fraser Ainsworth

Dear Shareholders

This is Bionomics' second Annual Report since the Company's ASX listing in December 1999. I am delighted that this report confirms that Bionomics has, over the last year, made further significant progress on both scientific and business fronts. This progress, together with our excellent performance against the research and development milestones set out in our first Annual Report, are comprehensively dealt with in Dr Rathjen's Chief Executive Officer's report. The progress and achievements are also clear evidence that we are indeed creating sustainable shareholder value.

Biotechnology Sector Growth Continues

The biotechnology industry continues to produce remarkable results – results which enhance our understanding of the systems and processes involved in serious human diseases and conditions.

In last year's Annual Report, we observed that the world is witnessing a new era in medical research and discovery in a particular part of the biotechnology industry, namely genomics. Bionomics is a significant example of the progress being made in the identification of genes associated with the onset and progression of disease. Bionomics is focused on the discovery of genes associated with epilepsy and breast cancer and on the discovery of genes which control the growth of blood vessels, areas of considerable commercial potential where there is also a clear need for new approaches to treatment and diagnosis.

As we have previously observed, biotechnology industry research and development, and the commercialisation processes involved, have substantial risks. However, the rewards for success are high. Furthermore, the products of genomics research are bringing about faster and lower cost discovery and development of effective gene-based treatments of disease.

One recent example of this contribution is the gene-based product, Glivec. Glivec is produced by the pharmaceutical company Novartis, and targets a gene on the so-called Philadelphia Chromosome associated with chronic myelogenous leukaemia. Glivec was granted approval by the USA Food and Drug Administration (FDA) after only three years of study and development, a process which typically takes approximately seven years to complete. This drug has a 90 percent cure rate and fewer side-effects than many other anti-cancer drugs.

A clear indicator of the performance and potential of the biotechnology industry is the significant level of investment in the sector. For example, the aggregate market valuation of the listed genomics sector in the USA was at 30 June 2001 about US$60 billion.

The Australian biotechnology industry, whilst still very small on a global scale, is growing rapidly. For example, over the 18 months to 31 March 2001, the estimated number of Australian-based core biotechnology companies grew by 60 percent from 120 to 190, and the market capitalisation of the ASX listed biotechnology sector has grown by about 50 percent from $10 billion at 30 June 2000 to $15.5 billion at 30 June 2001[1].

In addition, both Federal and State Governments have, in effect, endorsed the national importance and growth prospects of the Australian biotechnology industry by increased public sector investment in the industry, together with a range of other supportive initiatives, particularly in relation to infrastructure provision and collaborative alliances.

Acknowledgement of South Australian Government Support

A specific example of this endorsement is the significant financial support by the South Australian Government towards the construction of our Research Facility, which Dr Rathjen more fully describes in her report. We gratefully acknowledge this support by the South Australian Government.

Our response to the competitive environment

We expect that there will be a significant number of additional new entrants into the genomics sector, at least some of which will be in direct competition with Bionomics. Competition has also increased further as a result of completion of the initial mapping of the human genome.

The competitive environment demands that our research programs lead to commercial success. To achieve this we have developed strategies comprised of:

- Sound business plans, an experienced team to implement those plans, and the financial capacity to do so;
- A balanced portfolio of projects in areas where there is a clear need for new medical approaches and where our technologies and people contribute to a global competitive advantage;
- Strong intellectual property protection;
- The use of strategic alliances to better access technology and know how; and,
- Alignment of the interests of our scientists and other stakeholders with those of our shareholders as a whole.

Financial Capacity

On 31 May 2001 the Company announced the placement of 3,845,097 new ordinary shares, raising $3.91 million (net of costs).

In last year's Annual Report we presented an indicative picture of cash flows over the two years to 30 June 2002.

[1]Source: "Australian Biotechnology Report 2001", authored by Ernst & Young, Freehills and Industry Science and Resources.

This picture indicated likely cash reserves at 30 June 2002 of $5.0 million. After taking into account the placement proceeds referred to above, latest indications are that this figure will be exceeded.

Indeed, subject to the important assumptions noted below, the latest outlook is that we have firm funding of the Company's activities for between two and three years, at currently envisaged Research and Development investment levels of about $4.0 million per year.



The key assumptions relevant to this outlook are:–

- Cash inflows include $2.8 million (net of costs) arising from the exercise of Subscriber Options issued at the time of the float. These options are exercisable by 30 November 2001. As we announced in August 2001, the proceeds arising from the exercise of these options have been fully underwritten.
- No account has been taken of:
  - additional capital raisings
  - additional R&D Start Grants
  - cash inflows from the commercialisation activities described in this report.

Additional cash inflows arising from each of the above are distinct possibilities.

Against this background, we believe that the Company has the financial capacity to achieve the objectives described in this report.

Board Changes

Dr Warren Kinston is retiring from the Board at the next Annual General Meeting and does not seek re-election.

Dr Kinston believes that Bionomics has been launched successfully and he now needs to deal with other responsibilities and to pursue other opportunities.

Those involved in the formation of Bionomics (especially the founding scientists), well appreciate the thought, effort and commitment that Warren has put into the Company – helping it grow from a conceptual spark ahead of its time to the present ASX listed company valued by the market at about $20 million, at the date of this report.

Dr Kinston brought to Bionomics a sense of humour, positivity and an unusually incisive, if sometimes provocative, appraisal of situations. We wish him the very best in the future.

On 7 August 2001 we announced the appointment of Dr George Morstyn as a Non-Executive Director of Bionomics. Dr Morstyn is currently Senior Vice President of Development and Chief Medical Officer of Amgen Inc., the world's largest independent biotechnology company specialising in human therapeutics. Dr Morstyn's strong background in medical research, particularly in the area of cancer research, combined with his extensive international commercial experience, will be valuable to Bionomics. We welcome George to the Board, and his return to Australia with his family early in 2002.



Bionomics breast cancer researcher Ms. Joanna Crawford.

The contribution of the Bionomics team has been substantial

The achievements described in this report would not have been possible without the skills, hard work and deep commitment of the Bionomics team of people, including the scientists working on Bionomics' projects in each of the three research institutes with which we have services agreements. These attributes have been exemplified by the Chief Executive Officer, Dr Rathjen. The Board gratefully acknowledges the efforts of Dr Rathjen and the Bionomics team.

Outlook

Bionomics is at an exciting stage of development in the rapidly growing genomics sector of the biotechnology industry.

Having achieved the Research and Development milestones set out in the Company's Prospectus and first Annual Report, Bionomics is well positioned to enter the next phase of our commercial development. The Company's strategy is based on our expertise in the discovery of genes to develop products for the diagnosis and treatment of serious medical conditions. Our focus in the coming year is to generate growth in the value of our intellectual property in the areas of breast cancer, epilepsy and angiogenesis. Specific, project by project research and development milestones for the year ahead are set out on pages 9 to 11 of this Report.

We have a strong management team and Board of Directors, underpinned by an internationally-recognised Scientific Advisory Board. In addition, the quality and credibility of our science and our people is underlined by our notable successes in achieving Federal and State Government research and infrastructure funding.

We have the financial capacity to implement the specific plans described in this Report. More importantly, our milestone achievements to date are further evidence that we have the people and the science to succeed in this rapidly growing genomics sector.

Notwithstanding the risks, the outlook for Bionomics is both positive and exciting.

Fraser Ainsworth
CHAIRMAN

11 September 2001

We will continue to develop our intellectual property against a backdrop of forging corporate alliances to realise shareholder value"



Bionomics CEO and Managing Director Dr Deborah Rathjen

report from the Chief Executive Officer

Bionomics' first full year as a public company has been marked by four major advances:

- We made significant gene discoveries in both our epilepsy and breast cancer projects. Over 100 genes are now covered by patent applications arising from research projects.
- We acquired world-wide rights to genes involved in angiogenesis, a process of considerable pharmaceutical interest.
- We expanded our capacity to undertake functional genomics studies and to validate drug targets.
- We established our first corporate alliance aimed at enhancing the competitive advantage of Bionomics within the genomics sector of the biotechnology industry.

This progress in the Company's objectives has been recognised by the award of a Federal Government R&D Start Grant for the epilepsy project and a Biotechnology Innovation Fund grant for the application of leading-edge antisense technology in our breast cancer project.

R&D Milestones Achieved

At the beginning of the financial year a number of R&D milestones were set out. The following table outlines our achievements as they relate to our R&D milestones.

2000/2001 R&D MILESTONES	ACHIEVEMENTS
1) Isolation of further genes associated with Idiopathic Generalised Epilepsies (IGEs). The IGEs constitute some 30% of the total epilepsy market and some 40% of the inherited epilepsies and, hence, these forms of epilepsy are of commercial significance.	• 18 July 2000 Filing of patent application covering a framework for the genetic basis of common epilepsies. • 20 December 2000 Filing of patent application covering epilepsy gene polymorphisms. • 10 May 2001 Filing of patent application covering mutated sodium channel genes associated with epilepsy. • Patent applications filed in May and June 2000 were progressed to the PCT stage.

2000/2001 R&D MILESTONES	ACHIEVEMENTS
2) Functional analysis of epilepsy genes using cell culture systems and other models of epilepsy. In addition to genetic information, functional information is required in order to secure intellectual property rights and to provide a basis for the discovery of new drugs to treat epilepsy.	• Bionomics has now identified in excess of 30 changes in voltage gated and ligand gated ion channel genes that may be associated with epilepsy. • Cell culture based functional studies were initiated in August 2000 in the laboratory of Dr Steven Petrou, Department of Physiology, University of Melbourne. • Whilst these studies are ongoing, work to date has enabled a paradigm to be established that epilepsy is caused by ion channel defects which serve to either increase excitation or decrease inhibition of the channel.
3) Isolation of further genes associated with breast cancer. Bionomics' research is focused on a specific region of human chromosome 16 known as 16q24.3. The loss of genes from this region is associated with the early stages of breast cancer and Bionomics has sought to identify all the genes within this region.	• Bionomics announced provisional and PCT patent filings covering genes found on human chromosome 16 in September, November and December 2000. • In January and February 2001, further patent applications were made by the Company. • Four key genes are now under intense investigation as candidate tumour suppressor genes. These genes are BNO64, TGS16, TGS18 and BNO1. • BNO64, which is absent or significantly reduced in 50 percent of breast tumours, has been shown to inhibit cancer cell growth in culture by over 25-fold, whilst BNO1 has been shown to induce programmed cell death in breast cancer cells. • A further 63 genes have been covered by patent applications.

2000/2001 R&D MILESTONES	ACHIEVEMENTS
4) Functional analysis of genes involved in breast cancer. Not only is functional information required to secure intellectual property rights, it is also needed to progress gene therapy approaches to breast cancer and to identify additional drug targets which could lead to the next generation of breast cancer treatments.	• A number of strategies have been put in place to determine the role in breast cancer of the genes identified. These include cell-based over-expression systems in which some promising results have been obtained. Cell lines have been established which over-express genes of particular interest and studies will commence later this year to determine the effects of these genes on breast cancer growth in animals. • Leading edge antisense technology is also being used in a high throughput manner to determine breast cancer gene function. This was the subject of Bionomics' successful Biotechnology Innovation Fund (BIF) application.
5) Identification of new project opportunities for Bionomics, providing a balanced research and development portfolio.	• In May 2001 Bionomics secured world-wide rights from the Hanson Centre for Cancer Research to genes involved in angiogenesis, a critical process involved in major diseases such as cancer, chronic inflammatory diseases and eye diseases.



Normal breast cells lining mammary ducts indicate the presence of the BN064 gene



Breast tumour cells lack the presence of BN064 indicating a potential tumour suppressor role for the gene

Epilepsy – funding and collaboration

Bionomics' highly valued collaboration with researchers at the Women's and Children's Hospital in Adelaide and at the University of Melbourne continued to progress our understanding of the genetic basis of epilepsy. This ground-breaking research was presented at the World Epilepsy Congress in Argentina where Scientific Advisory Board member, Professor Samuel Berkovic was awarded the Novartis Epileptology Award.



Bionomics' management team, from left Chief Scientist Dr Tom Gonda, Financial Administrator and Company Secretary Mrs Jill Mashado, Development Officer Dr Scott Whitmore and CEO and Managing Director Dr Deborah Rathjen

The award of the Federal Government R&D Start Grant of approximately $1 million over two years has enabled the Company to increase its commitment to the epilepsy program and, in particular, to expand its relationship with the University of Melbourne to include sophisticated electrophysiological studies of isolated epilepsy genes, providing valuable functional data.

Progress in the epilepsy project to date has enabled Bionomics to develop a strategy for the discovery of new drugs to treat epilepsy, based on its epilepsy gene discoveries.

The epilepsy drug market currently has revenues of the order of US$4 billion and is growing at approximately 20 percent per annum, indicating the commercial opportunity on which Bionomics seeks to capitalise. Gene-based epilepsy treatments have the potential to be both safer and more effective, fulfilling the unmet need left by current drugs.

Breast cancer – exciting gene discoveries and strategic technology alliance

Bionomics' breast cancer research is currently focused on four genes identified by our team during 2000/2001. Recent experiments have indicated that these genes, in particular BNO64 and BNO1, are prospective breast cancer tumour suppressor genes. Research carried out by Bionomics' scientists shows that BNO64 dramatically reduces breast cancer cell growth by 25-fold. In addition, the provisional patent filing of BNO64 progressed to the international PCT stage in August. Work in the coming year will focus on delivery of the genes to breast cancer cells in which the genes are absent. Genes such as BNO64 will also progress to animal trials to test their potential as gene therapy agents for the treatment of breast cancer.

To put our work in context, Bionomics is identifying genes which are associated with sporadic breast cancer which accounts for approximately 90 percent of breast cancers.

Against this background, our finding that BN064 is absent or significantly reduced in approximately 50 percent of breast cancers is particularly promising. It certainly gives us great optimism that our work will ultimately lead to new approaches to the treatment and diagnosis of breast cancer.

An important aspect of the future development of drugs to treat breast cancer is the availability of animal models which reflect the disease process. In this context, Bionomics recently announced an alliance with Ozgene Pty Ltd for the generation of breast cancer gene knock-out mice. This is a highly strategic initiative designed to boost Bionomics' competitive advantage in breast cancer genomics and into the discovery and development of gene based medicines. Ozgene's team are leaders in the development of gene knock-out technology and the models provided under this arrangement will uniquely position Bionomics to capitalise on its breast cancer gene discoveries. We anticipate that this strategic technology alliance will be the first of many which Bionomics utilises to be globally competitive in the genomics field.

Angiogenesis – a new frontier

Angiogenesis is the process which controls the formation of new blood vessels. This process is essential, for example, in healing. However, it can also be responsible for supporting the growth of cancers. There is an enormous interest in drugs which control this process. Industry estimates suggest that diseases which may be treated by angiogenesis based therapies encompass 20 percent of the US$322 billion pharmaceuticals market.

The inclusion of the angiogenesis project within our portfolio is in line with our stated business objectives to identify new project opportunities, provide a balanced research and development portfolio, and establish alliances which enhance Bionomics' ability to compete globally within the genomics sector.



The angiogenesis project is conducted in collaboration with scientists at the Hanson Centre for Cancer Research in Adelaide's Institute of Medical and Veterinary Science. Rapid progress has been made in a short time in the identification of genes involved in angiogensis. Of the 137 genes which have been identified to date, 32 are novel. A large, internationally recognised team is working to identify validated drug targets based on these gene discoveries.

Senior Management team expands – new Chief Scientist

Eminent cancer researcher, Dr Tom Gonda, was appointed Bionomics' Chief Scientist in May. Dr Gonda, a molecular biologist with over 20 year's experience researching cancer and blood cell formation, has a distinguished international career with an outstanding track record in research. As an inventor on five patent applications, Dr Gonda also has a deep appreciation of the value of intellectual property in building biotechnology companies.



Dr Gonda joins the Bionomics management team, which now comprises Mrs Jill Mashado (Financial Administrator and Company Secretary) and Dr Scott Whitmore (Development Officer).

Bionomics' research facility

Shareholders will be aware that Bionomics currently leases laboratory space from GroPep Pty Ltd. Our lease on those facilities expires in March 2002 and GroPep has indicated their intention to resume those laboratories at that time.

In addition, further expansion of Bionomics' epilepsy research program and the planned expansion of its breast cancer project as a result of the successful R&D Start Grant and Biotechnology Innovation Fund grant has meant that the space is no longer adequate for Bionomics' purposes.

Bionomics indicated at the time of the release of its half-yearly results that it was in discussion with the South Australian Government regarding the provision of its own purpose-built research facility within the Bioscience Precinct at Thebarton.

This project has received the necessary Government and Parliamentary approvals, and work has now commenced on the building, with handover expected in mid-March 2002.

This project is an endorsement of both the achievements of Bionomics to date, and the commitment of the State to building a viable biotechnology centre within South Australia, as evidenced by the facilitation package offered to Bionomics by the Government.

Priorities for 2002

Bionomics' mission is to exploit our broadly-based gene technologies to discover, develop and sell gene-based products in the global marketplace.

We have identified two key priorities for the coming year which are consistent with this mission:

- To continue to develop our epilepsy, breast cancer and angiogenesis intellectual property, leading to achievement of revenues based on this intellectual property during calendar year 2002.

  This will involve the discovery of further genes associated with epilepsy, breast cancer and angiogenesis and also the validation of those genes as drug targets for new therapeutic interventions. In addition, we will progress our key patent filings into the international examination phases.
- To forge corporate alliances which will enhance Bionomics' competitiveness and establish it as a global player in the genomics sector.

  The Company has been active in identifying potential corporate partners for its research programs through its participation at the Tri-Genome Partnering meeting in San Francisco and BIO2001 in San Diego.

The Company is building an increasing worldwide industry awareness of our activities and the business opportunities inherent in our research projects. Bionomics will seek to increase its external marketing and communications activities in 2002 to further boost this profile.

Whilst the competitive environment surrounding genomics is intense, Bionomics is well placed to build upon our advantage based on our growing portfolio of patent applications covering our gene discoveries through the formation of strategic alliances with biotechnology and pharmaceutical companies.

The Company is financially well placed to achieve these objectives and to support the continuation of our research programs and, ultimately, the commercialisation of our intellectual property. We have the cash reserves to allow the Company to fund its genomics research projects for the next two to three years.

Bionomics is committed to realising the value of this new era of medical discovery for the benefit of shareholders. I would like to acknowledge and thank our Board of Directors, Scientific Advisory Board, Bionomics' scientists and the management team for their dedicated efforts towards achieving this goal.

Dr Deborah Rathjen
Chief Executive Officer and Managing Director

breast cancer project

Breast cancer is the most common malignancy seen in women, affecting approximately 10 percent of females in the Western world. Like other cancers, breast cancer is the result of uncontrolled cell growth. Normal breast cell growth is controlled by a complex network of regulators, only some of which have been identified to date. Identifying and understanding these regulators will allow new developments in breast cancer diagnosis and the design of new drugs.



Bionomics' breast cancer senior researcher Dr Marina Kochetkova with Dr Deborah Rathjen.

Breast cancer research at Bionomics has focused on the identification of a tumour suppressor gene(s) on human chromosome 16. These genes normally stop cells growing in an uncontrolled manner. However, should a chromosome 16 specific tumour suppressor gene no longer function properly – as appears to be the case in up to 50 percent of breast cancers – then uncontrolled growth and cancer will result.

The identification of tumour suppressor gene(s) on chromosome 16 is a "needle in the haystack" problem. During the past year a draft of the complete human genome sequence was announced by the International Human Genome Project. Bionomics' scientists were the only Australian team to contribute to this Project by identifying and sequencing many genes on chromosome 16. Several genes identified by Bionomics' scientists during this year are promising breast cancer tumour suppressor gene candidates, and are currently the subjects of intensive study. Bionomics was awarded a grant from the Biotechnology Innovation Fund in August 2001 to fast-track this work using new antisense technology to validate tumour suppressor genes on chromosome 16.

One of these candidate genes, called BN064, has been found to be almost completely switched off in a number of breast cancers. When the gene is turned on again in breast cancer cells, they generally stop growing. This is exactly the type of behaviour expected for a breast cancer tumour suppressor gene and these results will be followed-up in the coming year with testing in animal models.

Bionomics' scientists are also examining the possibility that another gene on chromosome 16, called TSG16, might be involved in familial breast cancer. BNO1 is another interesting gene also under investigation for its potential to suppress breast cancer growth.

In June 2001, Bionomics announced an exciting strategic alliance with Ozgene, a globally recognised Australian drug target validation and functional genomics company based in Perth. The collaboration focuses initially on generating mouse models to test the tumour suppressor activity of three of Bionomics' breast cancer genes using Ozgene's unique technology.

A number of specific and challenging R&D milestones have been identified for the coming year which will underpin the company's commercial objectives.



Analysis of gene expression levels using the Rotor Gene 2000 real-time PCR apparatus. Pictured: Mr Nathan O'Callaghan.

Breast Cancer R&D Objectives for 2001-2002:

- Demonstrate that candidate tumour suppressor genes on human chromosome 16 suppress the growth of breast cancer cells in culture and in animal models.
- Through a functional cloning approach, identify novel genes which promote breast cancer (breast cancer oncogenes).
- Identify other potential drug targets for the treatment of breast cancer through the use of proteomics, antisense technology and DNA microarray.

epilepsy project

Epilepsy affects up to three percent of the population at some point in their lives. The aim of Bionomics' epilepsy project is to discover the genes responsible for the 75 percent of epilepsies which have a genetic component. This project is conducted in collaboration with the Department of Cytogenetics and Molecular Genetics of the Women's and Children's Hospital in Adelaide, the Epilepsy Research Institute at the Austin Hospital in Melbourne and University of Melbourne's Department of Physiology.



Bionomics epilepsy researcher Mr Shaun Barnett

Bionomics' scientists have been remarkably successful in this area, having discovered a substantial proportion of all genes known to be altered in epilepsy. Importantly, all of the genes identified to date encode mutated ion channels which regulate brain cell activity. Some of these mutations grossly disrupt the normal function of the ion channel to cause epilepsy. Others may be susceptibility mutations of small effect, which act in combination to cause the common polygenic epilepsies. Some of the mutations that Bionomics have found are being engineered into mouse models that may in future be useful for testing antiepileptic drugs.

During the past year, Bionomics' studies have focused on new ion channel candidate genes associated with the Idiopathic Generalised Epilepsies. Bionomics has detected the first naturally occurring mutation in a human gamma aminobutyric acid (GABA) receptor subunit, associated with childhood absence epilepsy a form of generalised epilepsy which affects some three percent of children. This mutation may prove to be most significant, as it abolishes the response of the GABA receptor to an important class of anti-epileptic drugs. This finding has also led Bionomics' scientists to examine all GABA receptor subunits as candidate genes and work on this is ongoing.

Our research has also led to the discovery of the β2 subunit of the acetylcholine receptor as a cause of nocturnal frontal lobe epilepsy. Bionomics' scientists had previously shown that the alpha subunit was also associated with this form of epilepsy.

In addition to these discoveries, Bionomics has confirmed the involvement of altered sodium and potassium ion channels in epilepsy.

Functional studies are being conducted on a large number of epilepsy genes to determine their common electrophysiological features. Information from these studies will aid future anti-epileptic drug discovery.



Detection of epilepsy gene changes. Pictured Ms Bree Hodgson.

Epilepsy R&D Objectives for 2001-2002:

- Complete the identification and functional characterisation of ion channel genes involved in Idiopathic Generalised Epilepsies.
- Generate animal models of human epilepsy based on Bionomics' epilepsy gene discoveries.
- Identify other potential drug targets for the treatment of epilepsy through the use of proteomics tools.

angiogenesis project

Angiogenesis is the ability to stimulate new blood vessel growth and is a prerequisite for the expansion of a solid tumour. Indeed, studies have shown that a cancer cell remains dormant until mutations arise in the cell which lead it to produce factors which stimulate angiogenesis.



Therefore, future anti-cancer treatments are likely to involve therapy directed to both the cancer cells and the expanding vascular system. Anti-angiogenic therapy is also likely to be beneficial in other diseases such as rheumatoid arthritis, diabetic retinopathy, atherosclerosis and macular degeneration of the eye, where angiogenesis is a key feature.

On the other hand, therapy directed towards the stimulation of blood vessel growth and function may alleviate problems associated with tissue damage following cardiac failure for example.

In order to identify novel targets for angiogenic therapy, scientists at the Hanson Centre for Cancer Research at the Institute of Medical and Veterinary Science have established a novel technology for isolation of genes involved in capillary tube formation, in a cell culture based model of angiogenesis. To date, some 137 genes associated with angiogenesis have been identified. Of these, 32 are novel genes with no described function and are being further investigated. Of the remaining genes, four are known targets in angiogenesis with inhibitors either in clinical use or in clinical trial. These results have been taken as a "proof of principle", demonstrating the power of the technology and indicating that the analysis of the approximately 10,000 genes predicted to be required to exhaust the system is clearly worthwhile. Indeed it is said that 50 percent of the human genome is expressed by the human endothelial cells upon which this gene discovery technology is based.

The analysis of angiogenesis gene expression in cancer and other disease states, utilises the Joint Microarray Facility in which Bionomics is a partner. Through the combination of these powerful gene discovery technologies Bionomics is intending to screen some 900 genes in the coming year and to identify a number of those genes as drug targets for intervention in the process of blood vessel growth.

Angiogenesis R&D Objectives for 2001-2002:

- Screen 900 cDNA clones to identify genes involved in the regulation of angiogenesis using cDNA microarrays.
- Determine roles in angiogenesis of candidate drug targets identified to date.



These included presentations at the Committee for Economic Development of Australia in September 2000, the Financing Biotechnology meeting in November 2000, a presentation to Flinders University BioInformatics students in April 2001, the Securities Institute Biotechnology Showcase in April 2001, the Taylor Collison Biotechnology conference in May 2001, the Flinders Medical Centre Foundation in June, the CHIF/AusBiotech 2001 conference in August and the South Australian Cancer Forum in August 2001.

Presentations - Scientists

Throughout the year a number of scientists working in collaboration with Bionomics have presented their work at prestigious scientific conferences.

Professor Grant Sutherland was an invited speaker to numerous scientific meetings and institutions. These included presentations at the 10th Asian Congress of Pediatrics in Taiwan, the HGM2000 conference in Vancouver, DeCode Genetics in Iceland, the HUGO-Pacific meeting in Shanghai, the International Congress of Allergology and Clinical Immunology in Sydney and the HGSA Conference in Cairns.

Professor Mathew Vadas co-organised the First International Workshop on 'New Therapeutic targets in Vascular Biology' in Geneva, was an invited speaker at the Federation American Society for Experimental Biology in Arizona and gave seminars in Geneva, Munich, San Diego, Philadelphia, Durham and Melbourne.

Professor Samuel Berkovic also presented at many international conferences including a special lecture at the Montreal Neurological Institute, Montreal, a presentation at a White House-Initiated Conference at the National Institute of Neurological Disorders and Stroke, Bethesda, as well as lectures at the Child Neurology Society, 29th National Meeting in Missouri, the American Epilepsy Society, Annual Meeting in California, the 24th International Epilepsy Congress in Buenos Aires and the 17th World Congress of Neurology in London.

Dr David Callen and Dr Gabriel Kremmidiotis attended the Human Genome Meeting in Edinburgh and presented "Identification and analysis of the genes mapping at chromosome 16q24.3: a region of frequent loss of heterozygosity in breast cancer."

Dr Robyn Wallace was an invited speaker at the Physiological Genomics Symposium in Melbourne and the 24th International Epilepsy Congress in Buenos Aires. She also attended the American Society of Human Genetics meeting in Philadelphia where she presented "Generalised epilepsy with febrile seizures plus: Mutation of the sodium channel subunit SCN1B and evidence for a founder effect."

Dr Steve Petrou spent five months of 2001 whilst on sabbatical in the Department of Molecular Neurobiologie at the Max Planck Institute in Heidelberg, Germany working on aspects of Bionomics' epilepsy research.

bionomics' people

Publications – Scientists

During the past year a number of research articles have been published by scientists associated or working in collaboration with Bionomics. (Note, Bionomics' affiliated scientists are highlighted in bold).

Scheffer IE, Wallace RH, Mulley JC and **Berkovic SF**. (2000). Locus for febrile seizures. Annals of Neurology 47: 840-841.

Phillips HA, Marini C, **Scheffer IE, Sutherland GR, Mulley JC** and **Berkovic SF**. (2000). A de novo mutation in sporadic nocturnal frontal lobe epilepsy. Annals of Neurology 48: 264-267.

Steinlein OK, Stoodt J, **Mulley J, Berkovic S, Scheffer IE** and Brodtkorb E. (2000). Independent occurrence of the CHRNA4 Ser248Phe mutation in a Norwegian family with nocturnal frontal lobe epilepsy. Epilepsia 41: 529-535.

Scheffer IE, Wallace RH, Wellard RM, Parasivam G, Briellmann RS, **Mulley JC** and **Berkovic SF**. (2000). Temporal lobe epilepsy and febrile seizures associated with a sodium channel β1 subunit (SCN1B) mutation. Epilepsia 41(Supplement 7): 71.



Dr. Tom Gonda and epilepsy researcher Ms. Alison Hall.

Wallace RH, Scheffer IE, Barnett S, **Berkovic SF** and **Sutherland GR**. Generalised epilepsy with febrile seizures plus: Mutation of the sodium channel subunit SCN1B and evidence for a founder effect. American Journal of Human Genetics 67(Supplement 2): 353.

Phillips HA, Favre I, Kirkpatrick M, Zuberi SM, Goudie D, **Heron SE, Scheffer IE, Sutherland GR, Berkovic SF**, Bertrand D and **Mulley JC**. (2001). CHRNB2 is the second acetylcholine receptor subunit associated with autosomal dominant nocturnal frontal lobe epilepsy. American Journal of Human Genetics 68: 225-231.

Wallace RH, Harkin L, Petrou S, Panchal R, Sutherland GR, Mulley JC, Marini C and Berkovic SF. Mutant $GABA_A$ receptor $\gamma 2$ subunit in childhood absence epilepsy and febrile seizures. Nature Genetics 28: 49-52.


Fellowes

Mr Robert Schultz, Bionomics epilepsy researcher extracts DNA from blood.

Wallace RH, Scheffer IE, Barnett S, Richards M, Dibbens L, Desai RR, Lerman-Sagie T, Lev D, Brand N, Ben-Zeev B, Goikhman I, Mazarib A, Singh R, Kremmidiotis G, Gardner A, Rouleau GA, Cossette P, Sutherland GR, George Jr. AL, Mulley JC and Berkovic SF. (2001). Neuronal sodium-channel $\alpha 1$-subunit mutations in generalised epilepsy with febrile seizures plus. American Journal of Human Genetics 68: 859-865.

Cleton-Jansen AM, Callen DF, Seshadri R, Goldup S, Mccallum B, Crawford J, Powell JA, Settasatian C, van Beerendonk H, Moerland EW, Smit VT, Harris WH, Millis R, Morgan NV, Barnes D, Mathew CG and Cornelisse CJ. (2001). Loss of heterozygosity mapping at chromosome arm 16q in 712 breast tumors reveals factors that influence delineation of candidate regions. Cancer Research 61: 1171-1177.

Presentations – Management

Bionomics participated in the Biotechnology Industry Organisation (BIO) 2001 conference in San Diego in June. This meeting, attended by over 10,000 delegates, represents the largest international biotechnology conference held annually and attracts all large biotech/pharmaceutical companies worldwide. At BIO2001, Bionomics participated in the Technology Partnering Forum where it presented two posters describing the epilepsy and breast cancer research projects. In addition, Bionomics was part of the Investor and Partnering Forum where pre-arranged meetings with potential corporate partners were conducted. This conference was an ideal opportunity for Bionomics to participate and present its research on an international stage. Bionomics also met with potential corporate partners at the TriGenome Partnering meeting in March in San Francisco.

Dr Deborah Rathjen was an invited speaker at a number of meetings and conferences throughout the year.

These included presentations at the Committee for Economic Development of Australia in September 2000, the Financing Biotechnology meeting in November 2000, a presentation to Flinders University BioInformatics students in April 2001, the Securities Institute Biotechnology Showcase in April 2001, the Taylor Collison Biotechnology conference in May 2001, the Flinders Medical Centre Foundation in June, the CHIF/AusBiotech 2001 conference in August and the South Australian Cancer Forum in August 2001.

Presentations – Scientists

Throughout the year a number of scientists working in collaboration with Bionomics have presented their work at prestigious scientific conferences.

Professor Grant Sutherland was an invited speaker to numerous scientific meetings and institutions. These included presentations at the 10th Asian Congress of Pediatrics in **Taiwan**, the HGM2000 conference in **Vancouver**, DeCode Genetics in **Iceland**, the HUGO–Pacific meeting in **Shanghai**, the International Congress of Allergology and Clinical Immunology in **Sydney** and the HGSA Conference in **Cairns**.

Professor Mathew Vadas co-organised the First International Workshop on 'New Therapeutic targets in Vascular Biology' in **Geneva**, was an invited speaker at the Federation American Society for Experimental Biology in Arizona and gave seminars in **Geneva, Munich, San Diego, Philadelphia, Durham** and **Melbourne**.

Professor Samuel Berkovic also presented at many international conferences including a special lecture at the **Montreal** Neurological Institute, **Montreal**, a presentation at a White House-Initiated Conference at the National Institute of Neurological Disorders and Stroke, **Bethesda**, as well as lectures at the Child Neurology Society, 29th National Meeting in **Missouri**, the American Epilepsy Society, Annual Meeting in **California**, the 24th International Epilepsy Congress in **Buenos Aires** and the 17th World Congress of Neurology in **London**.

Dr David Callen and Dr Gabriel Kremmidiotis attended the Human Genome Meeting in **Edinburgh** and presented "Identification and analysis of the genes mapping at chromosome 16q24.3: a region of frequent loss of heterozygosity in breast cancer."

Dr Robyn Wallace was an invited speaker at the Physiological Genomics Symposium in **Melbourne** and the 24th International Epilepsy Congress in **Buenos Aires**. She also attended the American Society of Human Genetics meeting in **Philadelphia** where she presented "Generalised epilepsy with febrile seizures plus: Mutation of the sodium channel subunit SCN1B and evidence for a founder effect."

Dr Steve Petrou spent five months of 2001 whilst on sabbatical in the Department of Molecular Neurobiologie at the Max Planck Institute in **Heidelberg**, Germany working on aspects of Bionomics' epilepsy research.



Dr Robyn Wallace, WCH epilepsy research scientist.

Dr Petrou conducted his studies in the laboratories of Professor Bert Sakmann, a 1991 Nobel Laureate in Physiology and Medicine. Dr. Petrou was also co-organiser of the Physiological Genomics Symposium in Melbourne.

Scientific Awards and Appointments

The scientific expertise of researchers associated with Bionomics has been recognised with the presentation of a number of awards throughout the year.

Professor Mathew Vadas (Scientific Advisory Board co-chair) was awarded the first ISI-Thomson Scientific 'Citation Laureatship' as one of the most frequently cited authors in the last 20 years in the field of Immunology.

Professor Grant Sutherland (Scientific Advisory Board co-chair) was presented with a 2001 Australian Achiever Award in January 2001 and was also appointed as a member of the Australian Government Biotechnology Centre of Excellence Expert Panel in July 2001.

Professor Samuel Berkovic (Scientific Advisory Board member) was presented with the Novartis Epileptology Award at the 24th International Epilepsy Congress in Buenos Aires in May 2001.

Dr Robyn Wallace (WCH research scientist) was presented the Women's and Children's Hospital Young Investigator of the Year Award as well as the Australian Academy of Science Career Development Award during 2001.

Company Awards

Bionomics nominated for a number of awards throughout the year and performed well in each case. In November 2000, the Company received a special commendation in the Australian Health Industry Awards in the Innovation category. In May 2001 Bionomics was a finalist in the Australian Technology Awards in the category of Most Innovative Biotechnology, Pharmaceutical or Medical Devices Start-Up. In addition, Bionomics was awarded an R&D START Grant for expansion of its work in epilepsy and a Biotechnology Industry Fund (BIF) grant for breast cancer research.

Sponsorships

Bionomics supported a number of scientific meetings throughout the year, including the Women's and Children's Hospital Young Investigator of the Year Award, the Physiological Genomics Symposium in Melbourne and the Human Genetics Society of Australasia (HGSA) conference in Cairns.

directors' profiles



Mr Fraser Ainsworth BComm FAICD, FCPA, Chairman

Fraser Ainsworth was appointed Chairman elect in June 1997, non-Executive Chairman in July 1998, and was Executive Chairman from February 1999 to the date of Dr Rathjen's appointment as CEO and Managing Director in June 2000. As Executive Chairman, Mr Ainsworth played a key role in the Company's successful float and ASX listing in December 1999. He spent 26 years with CSR, mainly in CSR's resources and energy business, including four years as Managing Director of Adelaide-based Delhi Petroleum Pty. He left CSR in 1988 to become the Managing Director of the ASX listed SAGASCO Holdings Ltd, a position he held until 1994. Over this period SAGASCO's stock market capitalisation increased from $150 million to $850 million. Previous Chairmanships include the SA Generation Corporation ("SAGC") and SAGC's subsidiary, Synergen Pty Ltd (the SAGC Group comprised the then South Australian Government-owned electricity generators). Mr Ainsworth is a co-founder and Executive Director of Potential Energy Pty Ltd, an investment and consulting company specialising in the Australian natural gas industry, Deputy Chairman of Tarac Australia Pty Ltd and a Director of Aspen River Pty Ltd. He is a member of the South Australian Biotechnology Industry Advisory Council, President of the SPARC Disability Foundation (Sports, Arts and Recreation Council for People with a Disability Inc) and a member of the Council of Governors of St Peter's College, Adelaide.



Dr Deborah Rathjen BSc (Hons), PhD, CEO and Managing Director

Dr Deborah Rathjen has been CEO and Managing Director of Bionomics since June 2000. As the former Manager of Business Development and Licensing for Peptech Limited, Dr Rathjen is best known for her work with the successful defence of Peptech's key TNF patents against a legal challenge by BASF. This provided Peptech with a strong commercial basis for licensing negotiations with BASF, Centocor and other companies with anti-TNF products. Dr Rathjen has significant experience in research, business development and licensing in this emerging industry. She is an expert in the field of cell biology with specific expertise in inflammation and cancer, in particular the cytokines and growth factors involved in those processes. Dr Rathen is a member of the Major National Research Facilities Committee and the Biological Committee of the Industry Research and Development Board.



Dr Chris Henney PhD, DSc, Non-Executive Director

Dr Chris Henney is CEO of Dendreon Inc., a Seattle-based biotechnology company which specialises in the development of cell-based cancer therapies. Its market capitalisation has grown from $US6m in 1995 to around $US400m. Former academic appointments include Professor of Microbiology and Immunology at Johns Hopkins University, Baltimore, and at the University of Washington, Seattle, and Head of Immunology at the Fred Hutchinson Cancer Center, Seattle. Since joining the biotechnology industry in 1981, Dr Henney has founded two public biotechnology companies, Immunex (market capitalisation $US7bn) and Icos Corporation (market capitalisation US$3bn). Other Board appointments include Dendreon Corporation, Techne Corporation, Sonus Corporation and the La Jolla Institute of Allergy and Immunology.



Dr Warren Kinston BSc, MBBS, MRC Psych, Non-Executive Director

Dr Warren Kinston is CEO of The SIGMA Centre in London, an independent research and consultancy organisation he founded in 1986. The SIGMA Centre has a focus on the health-care sector, particularly the pharmaceutical industry. Throughout his career, Dr Kinston has been instrumental in a wide variety of organisational development and social change projects, consulting to the commercial, academic and government sectors. He has particular experience in achieving acceptance of new ideas, and facilitation of mutual understanding and cooperation across academic and functional boundaries.

Mr Peter Maddern MM, LLB, BEc, Non-Executive Director



Mr Peter Maddern is Managing Director of Palmerston Projects Pty Ltd, a provider of management consulting services to start-up and early stage Australian technology companies. Formerly Executive Director of Bionomics between July 1997 and July 2000, Mr Maddern was responsible for the formation of the Company, the raising of seed capital from financiers and the initial public offering and listing of the Company's shares on the Australian Stock Exchange. Mr Maddern has worked in the United States and Australia.

Dr George Morstyn MBBS, PhD, FRACP, Non-Executive Director



Dr George Morstyn is Senior Vice President of Development and Chief Medical Officer of Amgen Inc., the world's largest independent biotechnology company specialising in human therapeutics. Dr Morstyn is responsible for the development and regulatory approval of all Amgen products and manages Amgen's interface between the medical community and the Food and Drug Administration.

Prior to joining Amgen in 1991, Dr Morstyn conducted clinical and laboratory research at The Ludwig Institute for Cancer Research and the University of Melbourne. In addition to his research, Dr Morstyn worked as a physician in the Department of Medical Oncology at the Royal Melbourne Hospital and, in 1990, was appointed Director of Medical Oncology at the Austin Hospital.

Dr Morstyn will shortly be retiring from his executive responsibilities at Amgen, although he will continue to be an advisor on a part-time basis. He and his family plan to return to live in Australia early next year.

scientific advisory board



Professor Grant Sutherland AC, PhD DSc, FRCPA, FAA, FRS, Co-Chairman

Professor Grant Sutherland is the Director of the Department of Cytogenetics and Molecular Genetics at the Women's and Children's Hospital in Adelaide. He is a Companion of the Order of Australia, an Honorary Fellow of the Royal College of Pathologists of Australasia, Fellow of the Royal Society of London and Fellow of the Australian Academy of Science and Affiliate Professor in the Departments of Paediatrics and Genetics at the University of Adelaide. He is a past President of the Human Genome Organisation and the Human Genetics Society of Australasia. He was a co-recipient of the 1998 Australia Prize in Molecular Genetics. Professor Sutherland has had over 400 papers published and is the author of two books. He is, or has been, on the editorial boards for 15 international scientific journals.



Professor Mathew Vadas MB, BS, PhD, FRACP, FRCPA, Co-Chairman

Professor Vadas is the Director of the Department of Human Immunology at the Institute of Medical and Veterinary Science (IMVS) in Adelaide. He was the inaugural director of the Hanson Centre for Cancer Research, which forms part of the IMVS. He is a Fellow of the Royal College of Pathologists of Australasia and the Royal Australian College of Physicians. He is past President of the Australian Vascular Biology Society. He is also Clinical Professor in the Departments of Medicine and Immunology at the University of Adelaide and Head of Immunology at the Royal Adelaide Hospital. Professor Vadas has had over 240 articles published, is an inventor on a number of international patents, and was awarded one of the first Australian Citation Laureateships in 2001 for his work in Immunology.



Professor Samuel Berkovic MD, FRACP

Professor Berkovic is the Director of the Epilepsy Program at the Austin & Repatriation Medical Centre of the University of Melbourne. He is a clinical neurologist and clinical researcher and his main research interest is the genetics of epilepsy. His research has been recognised internationally by the 1995 Epilepsy Research Recognition Award, the 1998 Lennox Lecture of the American Epilepsy Society and the 2001 Novartis Prize for Epilepsy Research. In 1998 he was awarded a personal Chair in medicine from the University of Melbourne.



Professor Axel Ullrich PhD

Professor Ullrich is the Director of the Department of Molecular Biology of the Max-Planck Institute for Biochemistry, Martinsried, Germany and also the founder of Sugen, Inc. (California), Axxima AG (Germany) and U3 Pharma (Germany). Professor Ullrich is one of the pioneers of the biotechnology industry. While at the University of California, San Francisco, he was the first to clone the preproinsulin gene, which led to the development of the first gene technology-based therapeutic, human Insulin (Humulin. Lilly). Later, while with Genentech, where he was a senior scientist, he was the first to clone the genes of signal transducing cell surface receptors for EGF, Insulin and other growth factors. This work led to the development of the first genomics-based, target-specific cancer therapeutic "Herceptin".

Professor Erkki Ruoslahti MD, PhD



Professor Ruoslahti is the President and CEO of the Burnham Institute in La Jolla, California and a member of the US National Academy of Sciences. He is a world leader in molecular biology of cell adhesion phenomena and has founded or been the director and scientific adviser to a number of biotechnology companies. He holds a number of international patents, two anti-thrombotic drugs on the market are based on the discoveries of his laboratory and he has other potential drugs under development with pharmaceutical companies. Professor Ruoslahti is also on the editorial board of the prestigious journal, Science.

corporate governance statement

The directors are responsible to the shareholders for the performance of the Company in both the short and longer term and seek to balance these sometimes competing objectives in the best interests of the Company as a whole. Their focus is to enhance the interests of shareholders and other key stakeholders to ensure the Company is properly managed. The Board draws on relevant corporate governance best practice principles to assist it to contribute to the performance of the Company.

The functions of the Board include:

- review and approval of corporate strategies, the annual budget and financial plans
- overseeing and monitoring organisational performance and the achievement of the Company's strategic goals and objectives
- monitoring financial performance including approval of the annual and half-year financial reports and liaison with the Company's auditors
- appointment of, and assessment of the performance of, the Chief Executive Officer and the members of the senior management team
- ensuring there are effective management processes in place and approving major corporate initiatives
- enhancing and protecting the reputation of the Company
- ensuring the significant risks facing the Company have been identified and appropriate and adequate control, monitoring and reporting mechanisms are in place, and
- reporting to shareholders.

Recognising that some corporate governance practices which are appropriate for large listed companies are inappropriate in the case of Bionomics, a description of the Company's main corporate governance practices is set out below. All these practices, unless otherwise stated, were in place for the entire year.

The Board of directors

The agreed role and responsibilities of the Board are summarised as follows:

Governance – to ensure that management runs the Company in the interests of shareholders, other stakeholders and in accordance with the law.

Performance – to support the Chief Executive Officer and the senior management team in achieving Board approved objectives and taking appropriate remedial action if these objectives are not achieved.

The Board operates as follows:

- regular meetings are held generally on a monthly basis, with additional meetings at shorter notice when necessary
- at the date of signing the directors' report the Board consisted of five non-executive directors and one executive director, Dr Deborah Rathjen
  Further information about the directors is set out in the directors' report under the heading "Information on Directors".
- the Board may appoint additional directors to fill casual vacancies; directors may also be appointed by shareholders at a general meeting
- all Board members are involved in Board succession planning and therefore no nomination committee has been established for this purpose
- the Company seeks to have a Board balanced in experience and a wide range of expertise and skills
- the Company's Constitution specifies that (with the exception of the Managing Director) one third of directors must retire by rotation at each annual general meeting and, in any event, no director may hold office later than the third annual general meeting following their last election
- the Board has adopted a formal policy governing trading by directors in the Company's securities.

The Board has established a Compensation Committee, consisting of two non-executive directors. All matters determined by the Compensation Committee are submitted to the full Board as recommendations for Board decision.

Independent professional advice

Issues of substance are considered by the Board with external advice from its professional advisers as required. The Board's individual members have the right, in connection with their duties and responsibilities, to seek independent professional advice at the Company's expense. Prior written approval of the Chairman is required, but this will not be unreasonably withheld.

Compensation Committee

The Compensation Committee was established in July 2001 and consists of the following non-executive directors:

Fraser Ainsworth
Christopher Henney

The Compensation Committee makes specific recommendations on remuneration packages and other terms of employment for executive directors, other senior executives and non-executive directors.

Executive remuneration and other terms of employment are reviewed annually by the Committee having regard to performance, relevant comparative information and the Company's financial performance. As well as base salary, remuneration packages include superannuation, performance-related bonuses and fringe benefits.

Remuneration packages are set at levels that are intended to attract and retain executives capable of managing the Company's operations.

Remuneration and other terms of employment for the Chief Executive Officer, Chief Scientist and Financial Administrator/Company Secretary are formalised in employment contracts.

Remuneration of non-executive directors is determined by the Board within the maximum amount approved by the shareholders from time to time.

Further information on directors' and executives' remuneration is set out in the directors' report and note 5 to the financial statements.

Auditors

The Company does not have a formal audit committee. The nomination of external auditors and the review of the adequacy of the existing external audit arrangements are determined by the Board as a whole.

Risk assessment and management

The consideration and approval by the Board of the annual budget and each major activity undertaken by the Company and regular management reports assist the Board to identify areas of significant business risk and to implement strategies to manage those risks.

Continuous disclosure

The Chief Executive Officer has been appointed as the person responsible for communications with the Australian Stock Exchange (ASX). This person is also responsible for ensuring compliance with the continuous disclosure requirements in the ASX listing rules and overseeing and co-ordinating information disclosure to the ASX, analysts, brokers, shareholders, the media and the public.

Financial reporting

The Board is responsible for overseeing the existence and maintenance of internal controls and accounting systems along with considering the appropriateness of the financial policies adopted in the financial reporting process.

directors' report

Your directors present their report on the financial statements of the Company for the financial year ended 30 June 2001.

DIRECTORS

The names of directors in office at the date of this report are:

- Fraser Ainsworth, Chairman
- Deborah Rathjen, Chief Executive Officer and Managing Director
- Christopher Henney, Non-Executive Director
- Warren Kinston, Non-Executive Director
- Peter Maddern, Non-Executive Director
- George Morstyn, Non-Executive Director (Appointed 8 August 2001)

Directors have been in office since the beginning of the financial year to the date of this report unless otherwise stated.

PRINCIPAL ACTIVITIES

The principal activities of the Company during the financial year were:

(a) To identify particular human genes or the proteins they encode which can be shown to have a role in the onset or progression of disease, in particular epilepsy and breast cancer.

(b) Identification of strategic alliances and new project opportunities which enhance the competitive advantage of the Company within the genomics sector of the biotechnology industry.

(c) Continued focus on raising capital through two private share placements.

OPERATING RESULTS

The operating loss of the Company after income tax for the year ended 30 June 2001 amounted to $3,279,252.

DIVIDENDS PAID OR RECOMMENDED

The directors do not propose to make any recommendations for dividends for the current financial year.

REVIEW OF OPERATIONS

A summary of operations during the reporting period is set out below:

- Discovery and patenting of genes involved in epilepsy, including genes associated with Idiopathic Generalised Epilepsies (IGEs).
- Identification and patenting of genes found on human chromosome 16 as part of the Company's breast cancer tumour suppressor genes project.
- Award of an R&D Start Grant for the IGEs project of $960,000.
- Acquisition of genes associated with angiogenesis, a process involved in the growth of blood vessels, and initiation of the angiogenesis project in association with the Hanson Centre for Cancer Research.
- Formation of a strategic alliance in breast cancer with Ozgene Pty Ltd.
- Raising of a further $9.0 million by way of private placements in July 2000 and May 2001.

A detailed review of operations is set out in the sections headed Message from the Chairman and the Chief Executive Officer on pages 4 to 15 of the Annual Report.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

Significant changes in the state of affairs of the Company during the financial year were as follows:

(a) An increase in contributed equity of $8,404,182 (from $7,401,919 to $15,806,101) as a result of:

	2001 $
Issue of 55,865 fully paid ordinary shares at 50 cents each on exercise of options granted to subscribers of the Prospectus	27,933
Issue of 5,155,000 fully paid ordinary shares at 97 cents each in a private share placement	5,000,350
Issue of 66,267 fully paid ordinary shares (25,788 at 91 cents and 40,479 at $1.14) to non-executive directors in lieu of one-third of directors fees	69,613
Issue of 3,495,097 fully paid ordinary shares at $1.05 each in a private share placement	3,669,852
	8,767,748
Less capital raising costs associated with private placements	(363,566)
	8,404,182

(b) Net cash received from the increase in contributed equity amounting to $8,404,182 will be used to continue funding existing projects focussing on those areas of research which will allow the Company to both enhance the value of its existing breast cancer, epilepsy and angiogenesis intellectual property and also to broaden its portfolio of intellectual property.

MATTERS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

On 25 May 2001 the Company entered into an Indemnity Deed with Industrial and Commercial Premises Corporation ("ICPC"), a South Australian Government Agency. ICPC and the Company have agreed for ICPC to erect a purpose built facility for the Company at the Thebarton biotechnology precinct. The land and building will be purchased by the Company on terms as set out in a Deferred Purchase Agreement. This Deferred Purchase Agreement has not been executed at the date of this report. The total cost of the building is expected to be approximately $6.27million, which will be repaid over a ten year period. A deposit of 15% is payable upon execution of the Deferred Purchase Agreement. The State Government has offered a facilitation package to the Company to offset a portion of the costs involved, the terms of which are protected by a confidentiality agreement.

On 19 July 2001 the Company issued 350,000 ordinary shares, raising $367,500, to finalise the private placement announced in May 2001. The placement raised a total of $4,037,352 at $1.05 per share.

On 17 August 2001 the Company announced it had been awarded $224,325 by the Federal Government to advance the Company's research into the discovery of genes involved in the development of breast cancer.

On 27 August 2001 the Company announced that Taylor Collison had been engaged to underwrite the conversion of subscriber options issued under the IPO Prospectus dated 11 November 1999. The subscriber options are exercisable at $0.50 on or before 30 November 2001.

On 3 September 2001 the Company announced that it had achieved a significant breakthrough in its breast cancer project with the finding that a breast cancer tumour suppressor gene code named BNO64 is implicated in the development of approximately 50% of breast cancers. The provisional patent filing of BNO64, made on 1 September 2000, has now progressed to the international PCT stage.

The financial effects of the above transactions have not been brought to account at 30 June 2001.

No other matters or circumstances have arisen since the end of the financial year which significantly affected, or may significantly affect, the operations of the Company, the results of those operations, or the state of affairs of the Company in future financial years.

FUTURE DEVELOPMENTS

The Company will continue to discover genes associated with human disease and will seek to commercialise the outcomes of its research and development activities as outlined in the Message from the Chairman and the Chief Executive Officer's Report on pages 4 to 15 of the Annual Report .

Further information on likely developments in the operations of the Company and the expected results of operations have not been included in this report because further disclosure would not be in the Company's best interests.

ENVIRONMENTAL REGULATION

No significant environmental regulations apply to the Company.

INFORMATION ON DIRECTORS

Fraser Ainsworth:	Chairman, Age 55
Qualifications:	BComm, FAICD, FCPA
Experience:	Appointed director 29 June 1998. Employed with CSR Ltd for 26 years, mainly in CSR's resources and energy businesses. Managing Director of SAGASCO Holdings Limited from 1988 to 1994. Former Chairman of SA Generation Corporation ("SAGC") and SAGC's subsidiary Synergen Pty Ltd and former non-executive director of Parbury Ltd. Currently Deputy Chairman of Tarac Australia Pty Ltd, non-executive director of Aspen River Pty Ltd and co-founding director of Potential Energy Pty Ltd.
Deborah Rathjen:	CEO and Managing Director, Age 43
Qualifications:	BSc (Honours), PhD
Experience:	Appointed Managing Director 21 June 2000. Employed with Peptech Limited for 12 years mainly in the areas of biomedical research, pharmaceutical research and development, and business development and licensing.
Christopher Henney:	Director (Non-Executive), Age 60
Qualifications:	PhD, DSc
Experience:	Appointed director 9 July 1998. His career was initially spent in academic immunology and since 1981 he has been employed in the biotechnology industry. He is a founder of two public biotechnology companies, Immunex Corporation and ICOS Corporation. At these companies he was a member of the Board of Directors and held a variety of executive positions. Dr Henney is currently CEO of Dendreon Corporation and a director of Dendreon Corporation, Techne Corporation, Sonus Corporation and the La Jolla Institute of Allergy and Immunology.

Warren Kinston:	Director (Non-Executive), Age 56
Qualifications:	BSc, MBBS, MRCPsych
Experience:	Appointed director 9 July 1998. He has directed psychological and social research groups at London and Brunel Universities (UK). Since 1980 he has enabled a wide variety of organisational development and social change projects. In 1986 he founded the SIGMA Centre, an independent research and consultancy organisation which has had a focus on the health-care sector.
Peter Maddern:	Director (Non-Executive), Age 41
Qualifications:	MM, LLB, BEc
Experience:	Appointed director 4 October 1996. He has been responsible for the formation of Bionomics and the raising of the seed capital. He has his own corporate consulting business and has worked in both the United States and Australia.
George Morstyn:	Director (Non-Executive), Age 50
Qualifications:	MB, BS, Ph.D.
Experience:	Appointed director 8 August 2001. Dr Morstyn is currently Senior Vice President of Development and Chief Medical Officer of Amgen Inc., the world's largest independent biotechnology company specialising in human therapeutics. Prior to joining Amgen in 1991, he conducted clinical and laboratory research at The Ludwig Institute for Cancer Research and at the University of Melbourne. In addition to his research, Dr Morstyn worked as a physician in the Department of Medical Oncology at The Royal Melbourne Hospital and in 1990 was appointed Director of Medical Oncology at The Austin Hospital. Dr Morstyn has authored more than 120 publications on various aspects of cancer research and is a member of numerous professional associations.

DIRECTORS' INTERESTS IN SHARES AND OPTIONS

Directors' interests include shares and share options of the Company held directly or beneficially by directors of the Company or their director-related entities.

Ordinary Shares	Restricted Securities Number	Unrestricted Securities Number
Fraser Ainsworth	0	75,842
Deborah Rathjen	0	20,000
Christopher Henney	200,000	15,805
Warren Kinston	0	15,805
Peter Maddern	555,750	8,316
George Morstyn	0	62,500
	755,750	198,268

Share Options	Restricted Securities Number	Unrestricted Securities Number
Fraser Ainsworth	1,000,000	12,500
Deborah Rathjen	0	1,700,000
Christopher Henney	300,000	13,333
Warren Kinston	500,000	0
Peter Maddern	300,000	0
	2,100,000	1,725,833

The restricted securities for both shares and options held by directors are not quoted on the Australian Stock Exchange Limited and are escrowed until 21 December 2001. The restricted options are exercisable at $0.30 and expire on 17 June 2004.

The unrestricted securities for both shares and options held by directors are quoted on the Australian Stock Exchange (excluding the 1,700,000 options held by Dr Deborah Rathjen) and were acquired by directors on 16 December 1999 pursuant to the Company's initial public offering Prospectus, or prior to the end of the reporting period. Further information regarding these securities is contained in Note 17(b) to the financial statements.

No person entitled to exercise the options had or has any right by virtue of the options to participate in any share issue of any other body corporate. No shares have been issued by virtue of the exercise of an option during the year or to the date of this report.

MEETINGS OF DIRECTORS

During the financial year, 13 meetings of directors were held. The numbers of meetings attended by each director were as follows:

	Meetings Eligible to Attend	Meetings Attended
Fraser Ainsworth	13	13
Deborah Rathjen	13	12
Christopher Henney	13	10
Warren Kinston	13	12
Peter Maddern	13	13
George Morstyn	0	0

The Compensation Committee, consisting of Fraser Ainsworth and Dr Chris Henney, was formed on 4 July 2001, and therefore no meetings were held during the financial year.

RETIREMENT, ELECTION AND CONTINUATION OF DIRECTORS

Dr Warren Kinston, in accordance with clause 46 of the Company's Constitution, retires by rotation. Dr Kinston does not intend to seek re-election.

Dr George Morstyn was appointed a director on 8 August 2001. In accordance with sub-clause 44.3 of the Company's Constitution, Dr Morstyn retires as a director at the annual general meeting and, being eligible, offers himself for election.

DIRECTORS' AND EXECUTIVES' EMOLUMENTS

The Compensation Committee, consisting of two non-executive directors, advises the Board on remuneration policies and practices generally, and makes specific recommendations on remuneration packages and other terms of employment for executive directors, other executives and non-executive directors. Executive remuneration and other terms of employment are reviewed annually by the Committee having regard to performance against goals set at the start of the year, relevant comparative information and the Company's financial performance. As well as a base salary, remuneration packages include superannuation, performance-related bonuses and fringe benefits.

Remuneration packages are set at levels that are intended to attract and retain executives capable of managing the Company's operations.

Remuneration and other terms of employment for the Chief Executive Officer, Chief Scientist and Financial Administrator/Company Secretary are formalised in employment contracts.

Remuneration of non-executive directors is determined by the Board within the maximum amount approved by the shareholders from time to time. Details of the nature and amount of each element of the emoluments of each director and executives of the Company are set out in the following tables.

Directors	Executive Salary $	Director's Fees $	Superannuation Contributions $	Non-Cash Benefits $	Share Options	Total $
Fraser Ainsworth	0	33,000	2,640	27,334		62,974
Deborah Rathjen	183,282	0	8,734	13,727	*	205,743
Warren Kinston	0	20,341	0	16,400		36,741
Christopher Henney	0	20,341	0	16,400		36,741
Peter Maddern	1,803	13,945	1,260	9,479		26,487

* On 4 October 2000, pursuant to an employment contract dated 18 May 2000 and shareholder approval at the Extraordinary General Meeting held on 29 September 2000, 1,700,000 share options were issued to Dr Deborah Rathjen, Chief Executive Officer and Managing Director. At the date the employment contract was entered into, these options had no value and will be subject to various vesting dates, exercise prices and expiry dates. No value has been attributed to these options as the exercise prices are higher than the market price of the Company's shares at the date on which the employment contract was entered into.

Executives	Base Salary $	Superannuation Contributions $	Share Options	Total $
Thomas Gonda Chief Scientist (From 14/5/2001 – 30/6/2001)	17,783	1,423	**	19,206
Jill Mashado Financial Administrator/ Company Secretary (From 31/7/2000 – 30/6/2001)	44,313	3,545		47,858

** Pursuant to an employment contract dated 1 May 2001 and subject to shareholder approval at the Annual General Meeting of the Company, Dr Gonda will receive 300,000 share options. At the date the employment contract was entered into, these options had no value and will be subject to various vesting dates, exercise prices and expiry dates. No value has been attributed to these options as the exercise prices are higher than the market price of the Company's shares at the date on which the employment contract was entered into.

Executives are officers who are involved in, concerned in, or who take part in, the management of the affairs of the Company.

SHARES AND SHARE OPTIONS GRANTED TO DIRECTORS

Shares and share options over unissued shares of the Company granted during or since the end of the financial year to any of the directors of the Company as part of their remuneration were as follows:

- On 4 October 2000, 1,700,000 share options were issued to Dr Deborah Rathjen. Details of these share options are contained in the section headed Directors' and Executives' Emoluments.
- On 1 November 2000, 66,267 fully paid ordinary shares in the Company were issued to the following directors in the quantities specified:

Fraser Ainsworth	26,342
Warren Kinston	15,805
Christopher Henney	15,805
Peter Maddern	8,315

  These shares were issued in lieu of directors' fees and have been included as a non-cash benefit in each of the directors total remuneration (refer to Directors' and Executives Emoluments section of this report).
- The Company is proposing to issue 200,000 share options to Dr George Morstyn pursuant to his appointment as a non-executive director of the Company. The issue of these options is subject to shareholder approval at the Annual General Meeting of the Company.

DIRECTORS' AND OFFICERS' INDEMNIFICATION

To the extent permitted by law, the Company has indemnified (fully insured) each director and the secretary of the Company.

The liabilities insured include costs and expenses that may be incurred in defending civil or criminal proceedings that may be brought against the officers of the Company or a related body.

SHARES UNDER OPTION

Unissued ordinary shares of the Company under option as at 30 June 2001 are listed at Note 17 (b) Share options. In addition to these, the following options have been issued to the date of this report: on 30 July 2001, 100,000 options were issued to BNP Paribas Equities (Australia) Limited exercisable at $1.40 between 30 July 2001 and 30 July 2003.

SHARES ISSUED ON THE EXERCISE OF OPTIONS

Shares of the Company issued on the exercise of options during the year ended 30 June 2001 are listed at Note 17 (b) Share options.

ROUNDING OF AMOUNTS

The company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investments Commission, relating to the "rounding off" of amounts in the directors' report. Amounts in the directors' report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

Signed in accordance with a resolution of the Board of Directors.

Director [signature] Director [signature]

Dated this 11th day of September 2001.

statement of financial performance

for the year ended 30 june 2001

	Note	2001 $	2000 $
Total revenue from ordinary activities	2	599,014	149,438
Depreciation and amortisation expenses		253,565	71,643
Research and Development expenses		2,039,202	668,814
Other expenses from ordinary activities		1,585,499	827,855
Loss from ordinary activities before income tax expense	3	(3,279,252)	(1,418,874)
Income tax expense	4	0	0
Loss from ordinary activities after income tax expense		(3,279,252)	(1,418,874)
		Cents	Cents
Basic earnings per share	7	(11.5)	(9.6)
Diluted earnings per share	7	(7.2)	(5.8)

The above Statement of Financial Performance should be read in conjunction with the accompanying notes.

statement of financial position
as at 30 june 2001

	Note	2001 $	2000 $
CURRENT ASSETS			
Cash assets	9	9,829,934	4,537,280
Receivables	11	84,686	72,922
Other	12	49,150	78,223
TOTAL CURRENT ASSETS		9,963,770	4,688,425
NON-CURRENT ASSETS			
Plant and equipment	13	723,724	435,220
Intangibles	14	141,777	184,301
TOTAL NON-CURRENT ASSETS		865,501	619,521
TOTAL ASSETS		10,829,271	5,307,946
CURRENT LIABILITIES			
Payables	15	153,828	72,663
Other	15	438,492	101,040
TOTAL CURRENT LIABILITIES		592,320	173,703
NON-CURRENT LIABILITIES			
Payables	16	50,000	50,000
Other	15	0	22,222
TOTAL NON-CURRENT LIABILITIES		50,000	72,222
TOTAL LIABILITIES		642,320	245,925
NET ASSETS		10,186,951	5,062,021
SHAREHOLDERS' EQUITY			
Contributed Equity	17	15,806,101	7,401,919
Retained profits (Accumulated losses)	18	(5,619,150)	(2,339,898)
TOTAL SHAREHOLDERS' EQUITY		10,186,951	5,062,021

The above Statement of Financial Position should be read in conjunction with the accompanying notes.

statement of cash flows

for the year ended 30 june 2001

	Note	2001 $ Inflows (Outflows)	2000 $ Inflows (Outflows)
Cash flows from operating activities			
Grants received		261,736	0
Payments to suppliers and employees		(3,318,367)	(1,492,578)
(inclusive of goods and services tax)			
Interest received		448,578	85,081
Borrowing Costs		0	(5,893)
Net cash (outflow) from operating activities	8	(2,608,053)	(1,413,390)
Cash flows from investing activities			
Payments for licences		0	(88,222)
Payments for purchases of plant and equipment		(433,861)	(544,161)
Net cash (outflow) from investing activities		(433,861)	(632,383)
Cash flows from financing activities			
Proceeds from share issue		8,698,133	7,107,759
Share issue expenses		(363,565)	(610,942)
Net cash inflow from financing activities		8,334,568	6,496,817
Net increase in cash held		5,292,654	4,451,044
Cash at the beginning of the reporting period		4,537,280	86,236
Cash at the end of the reporting period	9	9,829,934	4,537,280
Non-cash financing activities	10		

The above Statement of Cash Flows should be read in conjunction with the accompanying notes.

notes to and forming part of the financial statement for the year ended 30 june 2001

NOTE 1: STATEMENT OF ACCOUNTING POLICIES

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001.

It is prepared in accordance with the historical cost convention. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year.

As a result of applying the revised Accounting Standard AASB 1018 **Statement of Financial Performance**, revised AASB 1034 **Financial Report Presentation and Disclosures** and AASB 1040 **Statement of Financial Position** for the first time, a number of comparative amounts were represented or reclassified to ensure comparability with the current reporting period.

(a) Income Tax

Tax effect accounting procedures are followed whereby the income tax expense in the Statement of Financial Performance is matched with the accounting loss after allowing for permanent differences. The future tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of realisation. Income tax on cumulative timing differences is set aside to the deferred income tax or the future income tax benefit accounts at the rates which are expected to apply when those timing differences reverse.

(b) Revenue recognition

Grant revenue and interest income is recognised upon being earnt as opposed to received.

(c) Receivables

All trade debtors are recognised at the amounts receivable as they are due for settlement no more than 30 days from the date of recognition .

Collectibility of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful debts is raised when some doubt as to collection exists and in any event when the debt is more than 60 days overdue.

(d) Plant and Equipment

Plant and equipment are brought to account at cost less, where applicable, any accumulated depreciation or amortisation. The carrying amount of plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows which will be received from the use and subsequent disposal of the assets. The expected net cash flows have not been discounted to their present values in determining recoverable amounts.

The depreciable amount of all fixed assets is depreciated over their useful lives commencing from the time the asset is held ready for use, on either a prime or diminishing value basis depending on the type of asset.

The expected useful life of items of plant and equipment has been determined to be 3–15 years depending on the nature of the asset.

The gain or loss on disposal of all fixed assets is determined as the difference between the carrying amount of the asset at the time of disposal and the proceeds of disposal, and is included in operating profit before income tax of the company in the year of disposal.

The depreciation rates used for each class of depreciable assets are:

Class of Fixed Asset	Depreciation Rate
Administrative plant and equipment	20–40%
Scientific plant and equipment	20–40%
Leasehold improvements	10–20%

(e) Research and Development

Costs incurred on research and development have been charged as expenses as incurred.

(f) Intangibles

Licences

Significant costs associated with licences are deferred and amortised on a straight line basis over five years, the period of their expected benefit.

(g) Employee Entitlements

Provision is made for the Company's liability for employee entitlements arising from services rendered by employees to balance date. Employee entitlements expected to be settled within one year together with entitlements arising from wages and salaries, annual leave and sick leave which will be settled after one year, have been measured at their nominal amount.

Contributions are made by the Company to employee superannuation funds and are charged as expenses when incurred.

As at 30 June 2001, the Company had eight employees (2000 – three). This figure excludes persons engaged under Service Contract Agreements at the Company's affiliated research institutes.

(h) Cash

For the purpose of the Statement of Cash Flows, cash includes cash on hand and in bank accounts and deposits with banks net of bank overdrafts.

(i) Trade and Other Creditors

These amounts represent liabilities for goods and services provided to the Company prior to the end of the financial year and which are unpaid. The amounts are unsecured and generally paid within 30 days of recognition.

(j) Comparative Figures

Where required by Accounting Standards comparative figures have been adjusted to conform with changes in presentation for the current financial year.

(k) Earnings per Share

(i) Basic earnings per share

Basic earnings per share is determined by dividing net loss after income tax attributable to members of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year.

(ii) Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(l) Rounding of Amounts

The Company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investments Commission, relating to the "rounding off" of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

NOTE 2: REVENUE

	2001 $	2000 $
Revenue from operating activities		
Grants received	188,807	0
	188,807	0
Revenue from outside the operating activities		
Interest received or receivable	410,185	149,438
Profit on sale of fixed asset	22	0
	410,207	149,438
Revenue from ordinary activities	599,014	149,438

NOTE 3: OPERATING RESULT

Net gains and expenses

Profit/(Loss) from ordinary activities before income tax expense includes the following specific net gains and expenses:

	2001 $	2000 $
Net gains		
Net gain on disposal of plant and equipment	22	0
Expenses		
Interest paid or payable	0	4,626
Depreciation of:		
- Administrative plant and equipment	22,199	3,153
- Scientific plant and equipment	177,511	37,117
- Leasehold improvements	11,330	3,008
	211,040	43,278
Amortisation of non-current assets		
- Licences	42,524	28,365
Rental expense on operating leases		
- minimum lease payments	121,785	34,532
- rental expense for sub-lease	0	10,462
	121,785	44,994
Research and Development		
- Research and development costs	2,039,202	668,814
Other provisions		
- Employee entitlements	21,881	0

NOTE 4: INCOME TAX

	2001 $	2000 $
(a) The prima facie tax on operating profit/(loss) is reconciled to the income tax provided in the financial statements as follows:		
Prima facie tax benefit on operating result at 36%	0	(510,795)
Prima facie tax benefit on operating result at 34%	(1,114,946)	0
Tax effect of permanent differences:		
– Research and development expenditure	(236,483)	0
– Other non-allowable items	17,490	50,306
Income tax adjusted for permanent differences	(1,333,939)	(460,489)
Tax losses not previously recognised		
– at 36%	0	(473,890)
– at 34%	(882,469)	0
Net adjustment to deferred income tax liabilities and assets to reflect the decrease in company tax rate to 34%	0	51,910
30%	260,754	0
Income tax benefit attribute to operating result	(1,955,654)	(882,469)
Income tax benefit not recognised	1,955,654	882,469
Income tax expense	0	0

Adjustment to deferred income tax balances

Legislation reducing the company tax rate from 36% to 34% in respect of the 2000–2001 income tax year and then to 30% from the 2001–2002 income tax year was passed during the year ended 30 June 2000. As a consequence, deferred tax balances were remeasured during the year ended 30 June 2000 using the appropriate new rates, depending on the timing of their reversal.

	2001 $	2000 $
(b) Future income tax benefits at financial year end not brought to account, the benefits of which will only be realised if the conditions for deductibility set out in Note 1(a) occur		
– tax losses at 34%	0	(882,469)
– tax losses at 30%	(1,839,712)	0

This benefit for tax losses will only be obtained if:

(i) the Company derives future assessable income of a nature and amount sufficient to enable the benefit from the deductions for the losses to be realised; and

(ii) the Company continues to comply with the conditions of deductibility imposed by tax legislation; and

(iii) no changes in tax legislation adversely affect the Company in realising the benefit from the deductions for tax losses.

NOTE 5: REMUNERATION BENEFITS

	2001 $	2000 $
Directors' Remuneration		
Income received or due and receivable by the directors of the Company and any related parties	368,686	193,561
Number of directors whose income was within the following bands:	Number	Number
$Nil – $9,999	0	1
$10,000 – $19,999	0	1
$20,000 – $29,999	1	0
$30,000 – $39,999	2	0
$40,000 – $49,999	0	1
$60,000 – $69,999	1	2
$200,000 – $209,999	1	0

Directors remuneration excludes insurance premiums paid by the Company in respect of directors' and officers' liability insurance contracts as the contracts do not specify premiums paid in respect of individual directors and officers.Information relating to the insurance contracts is set out in the Directors' Report.

On 4 October 2000, pursuant to an employment contract dated 18 May 2000 and shareholder approval at the Extraordinary General Meeting held on 29 September 2000, 1,700,000 share options were issued to Dr Deborah Rathjen, Chief Executive Officer and Managing Director. At the date the employment contract was entered into, these options had no value and will be subject to various vesting dates, exercise prices and expiry dates. No value has been attributed to these options as the exercise prices are higher than the market price of the Company's shares at the date on which the employment contract was entered into.

Details of options granted to and exercised by directors during the year ended 30 June 2001 are set out in Note 17(b).

NOTE 6: AUDITORS' REMUNERATION

	2001 $	2000 $
Amounts received or due and receivable by Company auditors for:		
– auditing and reviewing the financial statements	23,500	17,000
– other services	8,902	23,844
	32,402	40,844

NOTE 7: EARNINGS PER SHARE

	2001 Cents	2000 Cents
Basic earnings per share (cents per share)	(11.5)	(9.6)
Diluted earnings per share (cents per share)	(7.2)	(5.8)
– Weighted average number of ordinary shares outstanding during the year used in calculation of basic earnings per share	28,492,948	14,754,004

NOTE 8: CASH FLOW INFORMATION

	2001 $	2000 $
Reconciliation of operating profit/(loss) after income tax to net cash inflow from operating activities		
Operating profit/(loss) after income tax	(3,279,252)	(1,418,874)
Non-cash items in operating profit/(loss)		
Depreciation and amortisation	253,565	71,643
Directors' fees	69,613	0
Net gain on sale of non-current assets	(22)	0
Provision for employee entitlements	21,881	0
Shares issued in lieu of operating expenses	0	56,050
Changes in operating assets and liabilities		
Decrease/(Increase) in debtors and accruals	(2,072)	(7,259)
Decrease/(Increase) in other operating assets	(73,393)	48,498
Increase/(Decrease) in creditors and accruals (operating activities only)	401,627	(163,448)
Cash Flows from operations	(2,608,053)	(1,413,390)

NOTE 9: CASH

Cash at the end of the financial year as shown in the Statement of Cash Flows is reconciled to items in the Statement of Financial Position as follows:

	2001 $	2000 $
Cash at bank or on hand	1,419	522,778
Cash deposits	9,828,515	4,014,502
	9,829,934	4,537,280

NOTE 10: NON-CASH FINANCIAL ACTIVITIES

	2001 $	2000 $
Directors' fees satisfied by the issue of shares	69,613	0

NOTE 11: RECEIVABLES

	2001 $	2000 $
CURRENT		
Other debtors	84,686	72,922

NOTE 12: OTHER ASSETS

	2001 $	2000 $
CURRENT		
Prepayments	23,186	13,866
Accrued revenue	25,964	64,357
	49,150	78,223

NOTE 13: PLANT AND EQUIPMENT

	2001 $	2000 $
NON-CURRENT		
Administrative plant and equipment – at cost	96,186	15,730
Accumulated depreciation	25,330	3,153
	70,856	12,577
Scientific plant and equipment – at cost	824,960	406,030
Accumulated depreciation	214,628	37,117
	610,332	368,913
Leasehold improvements – at cost	56,874	56,738
Accumulated depreciation	14,338	3,008
	42,536	53,730
Total plant and equipment	978,020	478,498
Total accumulated depreciation	254,296	43,278
Total plant and equipment	723,724	435,220

Reconciliations

Reconciliations of the carrying amounts of each class of plant and equipment at the beginning and end of the current financial year are set out below.

	Administrative plant & equipment $	Scientific plant & equipment $	Leasehold improvements $	Total $
Carrying amount at 1 July 2000	12,577	368,913	53,730	435,220
Additions	80,956	425,219	136	506,311
Disposals	(478)	(6,289)	0	(6,767)
Depreciation (note 3)	(22,199)	(177,511)	(11,330)	(211,040)
Carrying amount at 30 June 2001	70,856	610,332	42,536	723,724

NOTE 14: INTANGIBLES

	2001 $	2000 $
NON-CURRENT		
Licences - at cost	212,666	212,666
Accumulated amortisation	70,889	28,365
	141,777	184,301

NOTE 15: ACCOUNTS PAYABLE

	2001 $	2000 $
CURRENT		
Trade creditors	153,828	72,663
Other creditors	22,222	22,222
Accruals	343,341	78,818
Unearned Income	72,929	0
	592,320	173,703
NON-CURRENT		
Other creditors	0	22,222
	0	22,222

NOTE 16: BORROWINGS

	2001 $	2000 $
NON-CURRENT		
Loan from other parties	50,000	50,000

NOTE 17: SHARE CAPITAL

(a) Issued and Paid-up Capital	$	$
Ordinary shares - fully paid	15,806,101	7,401,919
	Number	Number
Ordinary shares - fully paid	32,856,459	15,806,101

Movements in ordinary share capital of the Company during the past two years were as follows:

Date	Details	Issue Price	Number of Shares	$
01/07/1999	Opening balance		3,040,860	376,426
07/07/1999	Share issue	$ 0.10	53,000	5,300
07/07/1999	Share issue	$ 0.25	3,000	750
07/07/1999	Share issue	$ 0.10	339,876	33,988
07/07/1999	Share issue	$ 0.20	41,163	8,233
07/11/1999	Share issue	$ 0.25	200,000	50,000
07/11/1999	Share issue	$ 0.15	1,600,000	240,000
16/12/1999	Share issue (float)	$ 0.10	250,000	25,000
16/12/1999	Share issue (float)	$ 0.40	17,500,000	7,000,000
16/12/1999	Share issue (float)	$ 0.25	840,000	210,000
	Less capital raising costs associated with initial float			(635,942)
14/01/2000	Share issue – conversion of options	$ 0.50	10,665	5,332
13/03/2000	Share issue – conversion of options	$ 0.50	5,666	2,833
22/03/2000	Share issue	$ 0.40	200,000	80,000
30/06/2000	Closing Balance		24,084,230	7,401,920
24/07/2000	Share issue – conversion of options	$ 0.50	48,366	24,183
04/08/2000	Share issue – placement	$ 0.97	3,113,000	3,019,610
	Less capital raising costs associated with the placement			(150,011)
16/10/2000	Share issue – placement	$ 0.97	2,042,000	1,980,740
	Less capital raising costs associated with the placement			(100,000)
06/11/2000	Share issue – directors	$ 0.91	25,788	23,467
06/11/2000	Share issue – directors	$ 1.14	40,479	46,146
27/11/2000	Share issue – conversion of options	$ 0.50	1,666	833
01/03/2001	Share issue – conversion of options	$ 0.50	5,833	2,916
13/06/2001	Share issue – placement	$ 1.05	3,495,097	3,669,852
	Less capital raising costs associated with the placement			(113,555)
30/06/2001	Closing Balance		32,856,459	15,806,101

(b) Share options

(i) On 17 June 1999, 1,900,000 options were issued to Directors of the Company and a further 200,000 options were issued on 7 November 1999. All these options were issued pursuant to Share Option Deeds and each option is convertible into one ordinary share, ranking equally with all other ordinary shares of the Company, at any time on or before 17 June 2004 at a fixed price of $0.30 per share. The number of unissued ordinary shares relating to these options at 30 June 2001 is 2,100,000 (2000 - 2,100,000)

(ii) On 7 November 1999, 150,000 options were issued to scientists from the University of Melbourne in recognition of contributions to the intellectual property licenced to the Company. Each option is convertible into one ordinary share, ranking equally with all other ordinary shares of the Company, at any time after the second anniversary of the date on which the Company's shares were officially quoted on the Australian Stock Exchange Limited or before 7 November 2004 at a fixed price of $0.50 per share. The number of unissued ordinary shares relating to these options at 30 June 2001 is 150,000 (2000 – 150,000)

(iii) On 7 November 1999, 150,000 options were issued to members of the Scientific Advisory Board in recognition of consulting services to be provided. Each option is convertible into one ordinary share, ranking equally with all other ordinary shares of the Company, at a fixed price of $0.50 per share, with 50,000 becoming exercisable at the end of each of the first, second and third year of the date on which the Company's shares were officially quoted on the Australian Stock Exchange Limited. If not exercised the options will lapse on 7 November 2004. The number of unissued ordinary shares relating to these options at 30 June 2001 is 150,000 (2000 – 150,000).

(iv) On 8 November 1999, 1,570,000 options were issued to Medvet Science Pty Ltd. Each option is convertible into one ordinary share, ranking equally with all other ordinary shares of the Company, at any time after the second anniversary of the date on which the Company's shares were officially quoted on the Australian Stock Exchange Limited or before 8 November 2004 at a fixed price of $0.50 per share. On 27 November 2000, 30,000 of these options were cancelled. The number of unissued ordinary shares relating to these options at 30 June 2001 is 1,540,000 (2000 – 1,570,000).

(v) On 15 December 1999, 300,000 options were issued to the Underwriters of the initial public offering, Taylor Collison Limited, as part of the Underwriting Agreement. Each option is convertible into one ordinary share, ranking equally with all other ordinary shares of the Company, at any time on or before 30 June 2002 at a fixed price of $0.50 per share. The number of unissued ordinary shares relating to these options at 30 June 2001 is 300,000 (2000 – 300,000).

(vi) On 16 December 1999, 5,832,936 options were issued to subscribers to the Prospectus. Each option is convertible into one ordinary share, ranking equally with all other ordinary shares of the Company, at any time on or before 30 November 2001 at a fixed price of $0.50. As at 30 June 2001, 72,196 of these options had been exercised (2000 – 16,331). On 27 August 2001, the Company entered into an agreement with Taylor Collison to underwrite these options.

(vii) On 19 April 2000, 75,000 options were issued to Professor Samuel Berkovic in recognition of his contributions to the Scientific Advisory Board of the Company. Each option is convertible into one ordinary share, ranking equally with all other ordinary shares of the Company, at a fixed price of $0.65 per share, with 25,000 becoming exercisable on the first, second and third anniversaries of Professor Berkovic's appointment to the Scientific Advisory Board. If not exercised, the options will lapse on 8 June 2005 or on the date of termination of the Consultancy Agreement, whichever is earlier. The number of unissued ordinary shares relating to these options at 30 June 2001 is 75,000 (2000 – 75,000).

(viii) On 21 June 2000, 304,600 options were issued to, or for the benefit of, scientists and support staff involved in the Company's research programs to align their interests with the Company's shareholders. Each option is convertible into one ordinary share, ranking equally with all other ordinary shares of the Company, at any time from 21 June 2002 until 21 June 2005 at a fixed price of $1.00 per share. On 6 December 2000, 9,000 of these options were cancelled and a further 6,000 were cancelled on 17 January 2001. The number of unissued ordinary shares relating to these options at 30 June 2001 is 289,600 (2000 – 304,600).

(ix) On 2 August 2000, 113,333 options were issued to Heidrick & Struggles Incorporated, the firm engaged to recruit the Chief Executive Officer. Each option is convertible into one ordinary share, ranking equally with all other ordinary shares of the Company, at any time from 2 August 2000 to 19 June 2003 at a fixed price of $1.00 per share. The number of unissued ordinary shares relating to these options at 30 June 2001 is 113,333 (2000 – nil).

(x) On 4 October 2000, 1,700,000 options were issued to Dr Deborah Rathjen. Each option is convertible into one ordinary share, ranking equally with all other ordinary shares of the Company. The options are exercisable as follows:

Exercise Price	Exercise Period	Quantity
$1.00	19 June 2002 to 19 June 2007	340,000
$1.00	19 June 2003 to 19 June 2008	340,000
$1.00	19 June 2004 to 19 June 2009	170,000
$1.40	19 June 2004 to 19 June 2009	170,000
$1.40	19 June 2005 to 19 June 2010	680,000

The number of unissued ordinary shares relating to these options at 30 June 2001 is 1,700,000 (2000 – nil).

(xi) On 18 June 2001, 15,000 options were issued to Dr Ram Seshadri, a principal consultant on the breast cancer project to align his interests with the Company's shareholders. Each option is convertible into one ordinary share, ranking equally with all other ordinary shares of the Company, at any time from 18 June 2003 until 18 June 2006 at a fixed price of $1.30 per share. The number of unissued ordinary shares relating to these options at 30 June 2001 is 15,000 (2000 – nil).

NOTE 18: ACCUMULATED LOSSES

	2001 $	2000 $
Balance at the beginning of the year	(2,339,898)	(921,024)
Net loss for the year	(3,279,252)	(1,418,874)
Balance at the end of the year	(5,619,150)	(2,339,898)

NOTE 19: COMMITMENTS FOR EXPENDITURE

	2001 $	2000 $
(a) Operating lease commitments payable		
– not later than one year	136,321	131,376
– later than one year but not later than 2 years	70,107	140,713
– later than 2 years but not later than 5 years	197,466	215,081
	403,895	487,170
(b) Service contract commitments payable		
– not later than one year	1,661,538	1,095,000
– later than one year but not later than 2 years	832,500	670,000
– later than 2 years but not later than 5 years	0	35,000
	2,494,038	1,800,000

Pursuant to the terms and agreements entered into by the Company with both the Women's and Children's Hospital ("WCH") and the University of Melbourne ("U of M") to acquire the licence for the epilepsy project from the WCH and U of M and the breast cancer project from the WCH , the Company is liable to make further payments to the WCH and U of M upon the achievement of certain conditions. Pursuant to the terms and agreement entered into by the Company with Medvet Science Pty Ltd ("Medvet"), for the Angiogenesis Project, the Company is liable to make further payments to Medvet upon the achievement of certain conditions.

Due to the confidential nature of the agreements, further disclosure would not be in the Company's best interests.

NOTE 20: RELATED PARTIES

TRANSACTIONS OF DIRECTORS AND DIRECTOR RELATED ENTITIES

The names of persons who were directors of the Company for the entire financial year ended 30 June 2001 are as follows: Fraser Ainsworth, Deborah Rathjen, Christopher Henney, Warren Kinston and Peter Maddern.

Remuneration and retirement benefits

Information on remuneration of directors is disclosed in Note 5 of this report.

Transactions of directors and director-related entities concerning shares or share options

Aggregate numbers of shares and share options of the Company acquired or disposed of by directors of the Company or their director-related entities during the period were:

	2001 Number	2000 Number
Acquisitions		
Ordinary shares	76,267	328,500
Options on ordinary shares	1,700,000	238,833
Disposals		
Ordinary shares	40,000	39,000
Options on ordinary shares	0	13,000

Aggregate numbers of shares and share options of the Company held directly, indirectly or beneficially by directors of the Company or their director-related entities at balance date:

	2001 Number	2000 Number
Ordinary shares	881,518	845,251
Options on ordinary shares	3,825,833	2,125,833

Other transactions with directors of the Company and their director related entities

A director, Mr F Ainsworth, is a director and shareholder of Potential Energy Pty Ltd. From 1 July 2000 to 31 December 2000, the Company rented office furniture and equipment and purchased office furniture and equipment from Potential Energy Pty Ltd. In addition, Potential Energy Pty Ltd sub-let a portion of the office space occupied by the Company, along with the provision of secretarial services and the purchase of a bookcase. These transactions were based on normal commercial terms and conditions.

A director, Mr P Maddern, is a director and shareholder of Palmerston Projects Pty Ltd. From 1 July 2000 to 31 August 2000, Palmerston Projects Pty Ltd provided accounting and business services to the Company. In addition, Palmerston Projects sub-let a portion of the office space occupied by the Company. These transactions were based on normal commercial terms and conditions.

Aggregate amounts of each of the above types of other transactions with directors and their director-related entities:

Expenses	2001 $	2000 $
Accounting and business services	21,919	30,885
Purchase of office furniture and equipment	5,058	0
Rental of office furniture and equipment	6,177	0
Rental of office space and administration support	0	26,690
Revenues		
Rental of office space and secretarial services	16,921	6,163
Sale of bookcase	500	0

Aggregate amounts payable to directors and their director-related entities at balance date:

	2001 $	2000 $
Current liabilities	0	14,359

Aggregate amounts receivable from directors and their director-related entities at balance date:

	2001 $	2000 $
Current assets	1,071	5,702

Other related parties

The aggregate amounts recognised in respect of other transactions with each class of other related parties were:

Transaction Type	Class of other related party	2001 $	2000 $
Professional services provided	Associate	0	68,361
Provision of corporate offices	Associate	0	15,500

The amounts paid to Associates in 2000, relate to payments made to Taylor Collison. Due to changes in the Company's equity Taylor Collison is no longer classified as an Associate of the Company.

NOTE 21: EVENTS OCCURRING AFTER REPORTING DATE

On 25 May 2001 the Company entered into an Indemnity Deed with Industrial and Commercial Premises Corporation ("ICPC"), a South Australian Government Agency. ICPC and the Company have agreed for ICPC to erect a purpose built facility for the Company at the Thebarton biotechnology precinct. The land and building will be purchased by the Company on terms as set out in a Deferred Purchase Agreement. This Deferred Purchase Agreement has not been executed at the date of this report. The total cost of the building is expected to be approximately $6.27million, which will be repaid over a ten year period. A deposit of 15% is payable upon execution of the Deferred Purchase Agreement. The State Government has offered a facilitation package to the Company to offset a portion of the costs involved, the terms of which are protected by a confidentiality agreement.

On 19 July 2001 the Company issued 350,000 ordinary shares, raising $367,500, to finalise the private placement announced in May 2001. The placement raised a total of $4,037,352 at $1.05 per share.

On 17 August 2001 the Company announced it had been awarded $224,325 by the Federal Government to advance the Company's research into the discovery of genes involved in the development of breast cancer.

On 27 August 2001 the Company announced that Taylor Collison had been engaged to underwrite the conversion of subscriber options issued under the IPO Prospectus dated 11 November 1999. The subscriber options are exercisable at $0.50 on or before 30 November 2001.

On 3 September 2001 the Company announced that it had achieved a significant breakthrough in its breast cancer project with the finding that a breast cancer tumour suppressor gene code named BNO64 is implicated in the development of approximately 50% of breast cancers. The provisional patent filing of BNO64, made on 1 September 2000, has now progressed to the international PCT stage.

The financial effects of the above transactions have not been brought to account at 30 June 2001.

No other matters or circumstances have arisen since the end of the financial year which significantly affected, or may significantly affect, the operations of the Company, the results of those operations, or the state of affairs of the Company in future financial years.

NOTE 22: SEGMENT REPORTING

The Company, which operates solely in Australia, conducts research and development on the genetic basis of human diseases.

NOTE 23: FINANCIAL INSTRUMENTS

2001	Notes	Floating interest rate	Fixed Interest for: 1 year or less	over 1 to 5 years	Non-interest bearing	Total
Financial Assets						
Cash and deposits		310,457	9,518,058	0	1,419	9,829,934
Receivables		0	0	0	133,836	133,836
		310,457	9,518,058	0	135,255	9,963,770
Weighted average interest rate		4.25%	4.93%			
Financial Liabilities						
Trade and other creditors		0	0	0	592,320	592,320
Other Loans		0			50,000	50,000
		0	0	0	642,320	642,320
Net financial assets (liabilities)		310,457	9,518,058	0	(507,065)	9,321,450

2000	Notes	Floating interest rate	Fixed Interest for: 1 year or less	over 1 to 5 years	Non-interest bearing	Total
Financial Assets						
Cash and deposits		522,778	4,014,502	0	0	4,537,280
Receivables		0	0	0	151,145	151,145
		522,778	4,014,502	0	151,145	4,688,425
Weighted average interest rate		3.76%	5.99%			
Financial Liabilities						
Trade and other creditors		0	0	0	195,925	195,925
Other Loans		0			50,000	50,000
		0	0	0	245,925	245,925
Weighted average interest rate						
Net financial assets (liabilities)		522,778	4,014,502	0	(94,780)	4,442,500

	2001 $	2000 $
Reconciliation of net financial assets to net assets		
Net financial assets as above	9,321,450	4,442,500
Non-financial assets		
Other assets	0	0
Property, plant and equipment	723,724	435,220
Intangibles	141,777	184,301
Net assets per balance sheet	10,186,951	5,062,021

The net fair value of financial assets and liabilities of the Company approximates their carrying amounts.

directors' declaration

The directors of the Company declare that:

1 The financial statements and notes, as set out on pages 44 to 63:

(a) comply with Accounting Standards, the Corporations Act 2001 and other mandatory professional reporting requirements; and

(b) give a true and fair view of the financial position as at 30 June 2001 and performance for the year ended on that date of the Company.

2 At the date of this statement, there are reasonable grounds to believe the company can meet its debts as and when they fall due.

This statement is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the directors by:

Director [signature] Director [signature]

Dated this 11th day of September 2001.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

91 King William Street
ADELAIDE SA 5000
GPO Box 418
ADELAIDE SA 5001
DX 77 Adelaide
Australia
www.pwcglobal.com/au
Telephone +61 8 8218 7000
Facsimile +61 8 8218 7999
Direct Phone +61 8 8218 7215
Direct Fax +61 8 8218 7466

Independent audit report to the members of

Bionomics Limited

Matters relating to the electronic presentation of the audited financial report

This audit report relates to the financial report of Bionomics Limited ("the Company") for the financial year ended 30 June 2001 included on Bionomics Limited's web site. The Company's directors are responsible for the integrity of the Bionomics Limited web site. We have not been engaged to report on the integrity of this web site. The audit report refers only to the financial report identified below. It does not provide an opinion on any other information which may have been hyperlinked to/from the financial report. If users of this report are concerned with the inherent risks arising from electronic data communications they are advised to refer to the hard copy of the audited financial report to confirm the information included in the audited financial report presented on this web site.

Scope

We have audited the financial report of Bionomics Limited ("the Company") for the financial year ended 30 June 2001 as set out on pages 44 to 64. The Company's directors are responsible for the financial report. We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the Company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance as to whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion as to whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards, other mandatory professional reporting requirements and the Corporations Act 2001 in Australia so as to present a view which is consistent with our understanding of the Company's financial position, and performance as represented by the results of its operations and its cash flows.

The audit opinion expressed in this report has been formed on the above basis.

PRICEWATERHOUSECOOPERS

Independent audit report to the members of

Bionomics Limited (continued)

Audit opinion

In our opinion, the financial report of the Company is in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the Company's financial position as at 30 June 2001 and of its performance for the financial year ended on that date; and

(ii) complying with Accounting Standards and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements.

PricewaterhouseCoopers
Chartered Accountants

PG Steel
Partner

Adelaide
11 September 2001

shareholder information

All shareholder information provided is current as at 23 August 2001.

Difference in Results Reported to the ASX

There are no material differences between the figures reported in the financial statements and those lodged with the ASX in the Company's Appendix 4C for the quarter ended 30 June 2001.

Audit Committee

Bionomics does not have a formal audit committee. The nomination of external auditors and the review of the adequacy of the existing external audit arrangements are determined by the board as a whole.

Corporate Governance

Bionomics' corporate governance practices are set out in the section headed Corporate Governance of the Annual Report.

Substantial Shareholders

There are no shareholders with a Substantial Holding (as defined by the Corporations Act 2001) listed in the the Company's register.

Equity Securities

There are 2,532 holders of ordinary shares and 704 holders of options.

The number of shareholdings held in less than marketable parcels is 169.

The number of option holdings held in less than marketable parcels is 15.

Voting Rights

There are two classes of equity securities issued by the Company, ordinary shares and options, with voting rights attached only to the ordinary shares. One share equates to one vote.

Distribution of Shareholders of Equity Securities

Category (size of Holding)	Number: Ordinary Shares	Number: Options
1 – 1,000	462	13
1,001 – 5,000	1,149	472
5,001 – 10,000	484	112
10,001 – 100,000	394	104
100,001 – and over.	43	3
	2,532	704

Restricted and Unquoted Equity Securities

Ordinary Shares	Number
All unquoted ordinary shares were restricted as follows:	
Shares escrowed until 21 December 2001	3,224,560
Total restricted unquoted ordinary shares held by 17 shareholders	3,224,560

Bionomics Investments Pty Ltd holds 920,834 of these shares.

Options	Number
The following options were unquoted and restricted:	
Options escrowed until 21 December 2001 exercisable at $0.30 expiring on 17 June 2004	2,100,000
Options escrowed until 21 December 2001 exercisable at $0.50 expiring on 1 July 2002	300,000
Total restricted unquoted options held by 5 optionholders	2,400,000

Mr Fraser Ainsworth holds 1,000,000 of these options.

Also the Company had on issue the following unquoted options:	Number
Options exercisable at $1.00 between 19 June 2000 and 19 June 2003	113,333
Options exercisable at $0.50 between 17 December 2001 and 8 November 2004	1,840,000
Options exercisable at $1.00 between 21 June 2002 and 21 June 2005	289,600
Options exercisable at $0.65 between 8 June 2001 and 8 June 2005	75,000
Options exercisable at $1.00 between 19 June 2002 and 19 June 2007	340,000
Options exercisable at $1.00 between 19 June 2003 and 19 June 2008	340,000
Options exercisable at $1.00 between 19 June 2004 and 19 June 2009	170,000
Options exercisable at $1.40 between 19 June 2004 and 19 June 2009	170,000
Options exercisable at $1.40 between 19 June 2005 and 19 June 2010	680,000
Options exercisable at $1.30 between 18 June 2003 18 June 2006	15,000
Total unquoted options held by 16 optionholders	4,032,933

Dr Deborah Rathjen holds 1,700,000 of these options.

Medvet Science Pty Ltd holds 1,742,500 of these options.

20 Largest Shareholders – Ordinary Capital
(quoted and unquoted shares)

	Name	Number of Ordinary Fully Paid Shares Held	% Held of Issued Ordinary Capital
1	Bionomics Investments Pty Ltd	1,473,335	4.44
2	ANZ Nominees Limited	1,465,000	4.41
3	BNP Paribas Equities (Australia) Ltd	1,121,600	3.38
4	Perpetual Trustee Company Ltd	1,000,000	3.01
5	Perpetual Trustees Victoria	800,000	2.41
6	Peter Maddern	564,066	1.70
7	Citicorp Nominees Pty Limited	563,880	1.70
8	Queensland Investment Corporation	512,000	1.54
9	Ladies' Own SDN Berhad	500,000	1.51
10	National Nominees Limited	396,226	1.19
11	Amrav Pty Ltd	352,000	1.06
12	Guardian Trust Australia Ltd	350,000	1.05
13	Starwide Investments Pty Ltd	315,412	0.95
14	Biotechnology Investments Limited	315,000	0.95
15	Mambat Pty Ltd	311,827	0.94
16	I E Properties Pty Limited	292,467	0.88
17	J C Betar Pty Limited	260,000	0.78
18	Taylor Collison Limited	250,001	0.75
19	Mirrabooka Investments Limited	250,000	0.75
20	Westpac Custodian Nominees Limited	237,088	0.71
		11,329,902	34.11

20 Largest Option Holders – Quoted Options

	Name	Number of Options Held	% Held of Issued Options
1	I E Properties Pty Limited	329,097	5.71
2	Amrav Pty Ltd	188,329	3.27
3	Fortis Clearing Nominees Pty Ltd	159,491	2.77
4	Westpac Custodian Nominees Limited	133,438	2.32
5	McKell Place Nominees Pty Ltd	85,342	1.48
6	Gimbells Pty Ltd	69,627	1.21
7	J C Betar Pty Limited	64,000	1.11
8	Nutsville Pty Ltd	62,333	1.08
9	Mr Patrick Ford	61,332	1.06
10	R J Vickers Pty Limited	55,998	0.97
11	Symington Pty Ltd	53,333	0.93
12	Mr David Eric Campbell	50,000	0.87
13	Mr Neville Wells	50,000	0.87
14	Mr Wensley John Carroll	45,463	0.79
15	Mr Matthew Rudge	45,000	0.78
16	Mr Alistair Boot	43,829	0.76
17	Swell Nominees Pty Ltd	43,082	0.75
18	Diskdew Pty Limited	41,666	0.72
19	Crestcave Pty Ltd	40,000	0.69
20	Linsley & Co Pty Ltd	40,000	0.69
		1,661,360	28.83

Company Particulars

Bionomics Limited, a listed public company, is domiciled and incorporated in Australia.

The name of the Company Secretary is Mrs Jill Mashado.

The address of the Company's registered office in Australia is:

Level 1
77 King William Road
North Adelaide SA 5006
Telephone (08) 8367 0470

The address of the Company's principal administrative office is:

Level 1
77 King William Road
North Adelaide SA 5006
Telephone (08) 8367 0470
Facsimile (08) 8367 0467
Email: reception@bionomics.com.au
Web Address: www.bionomics.com.au

The address of the register of securities is:

Computershare Investor Services Pty Limited
Level 5, 115 Grenfell Street
Adelaide SA 5000
Telephone 1300 556 161 (within Australia)
61 3 9615 5970 (outside Australia)

Bionomics is not listed on any other stock exchanges other than the ASX

CERTIFICATION

Pursuant to 18 U.S.C. §1350, the undersigned officer of Bank of Montreal (the "Bank"), hereby certifies that the quarterly report for the period ended July 31, 2002 (the "Report") fully complies with the requirements of Section 13(a) and 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report presents fairly, in all material respects, the financial condition and results of operations of the Bank.

Dated: Sept 5/02

Karen Maidment
Chief Financial Officer

The foregoing certification is being furnished solely pursuant to 18 U.S.C. §1350 and is not being filed as part of the Report or as a separate disclosure document.